UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission File Number 1-11414
BLADEX, INC.
(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLADEX, INC.
(Registrant)

Date: August 3, 2026	By:	/s/ Annette van Hoorde de Solís
	Name:	Annette van Hoorde de Solís
	Title:	Chief Financial Officer

Bladex, Inc.
and Subsidiaries

Unaudited condensed consolidated interim financial statements as of June 30, 2026, and for the three and six months ended June 30, 2026

Bladex, Inc. and Subsidiaries

Contents

Condensed consolidated statement of financial position
Condensed consolidated statement of profit or loss
Condensed consolidated statement of comprehensive income
Condensed consolidated statement of changes in equity
Condensed consolidated statement of cash flows
Notes to the condensed consolidated interim financial statements (Unaudited)

Bladex, Inc. and Subsidiaries
Condensed consolidated statements of financial position
June 30, 2026 and December 31, 2025
(In thousands of US dollars)

		June 30, 2026	December 31, 2025
	Notes	(Unaudited)	(Audited)
Assets

Cash and due from banks	3,4,5	1,888,971	1,923,731

Investment securities	3,4,6	1,683,153	1,428,990

Loans	3,4,7	10,465,018	9,141,668

Customers' liabilities under acceptances	3,4	198,040	161,597
Trading derivative assets	3,4,10	6,317	1,569
Hedging derivative financial instruments - assets	3,4,10	96,886	69,837
Equipment, right-of-use assets and leasehold improvements, net		21,749	19,673
Intangible assets		9,906	10,744
Other assets	11	66,805	28,584
Total assets		14,436,845	12,786,393

Liabilities and Equity
Liabilities:
Customer deposits	3,4,12	7,934,541	6,640,290
Securities sold under repurchase agreements	3,4,13	275,310	130,509
Borrowings and debt	3,4,14	4,148,884	4,030,389
Lease liabilities	3,15	19,329	18,429
Acceptances outstanding	3,4	198,040	161,597
Trading derivative liabilities	3,4,10	3,601	433
Hedging derivative financial instruments - liabilities	3,4,10	46,463	62,506
Provision for losses on loan commitments and financial guarantee contracts	3,4	11,967	12,130
Other liabilities	16	41,391	51,363
Total liabilities		12,679,526	11,107,646

Equity:
Common stock		279,980	279,980
Treasury stock		(90,879)	(97,597)
Other equity instruments		197,976	197,976
Additional paid-in capital in excess of value assigned to common stock		123,157	125,151
Capital reserves	23	95,210	95,210
Regulatory reserves	23	189,969	159,093
Retained earnings		949,206	916,429
Other comprehensive income		12,700	2,505
Total equity		1,757,319	1,678,747
Total liabilities and equity		14,436,845	12,786,393
The accompanying notes are an integral part of these condensed consolidated interim financial statements (Unaudited).

Bladex, Inc. and Subsidiaries
Condensed consolidated statement of profit or loss
For the three and six months ended June 30, 2026 and 2025
(In thousands of US dollars, except earnings per share data)

		(Unaudited)
		Three months ended June 30,		Six months ended June 30,
	Notes	2026	2025	2026	2025
Interest income:
Deposits		14,075	18,845	27,267	35,693
Investment securities		20,394	16,171	38,790	30,481
Loans		164,748	159,415	319,108	317,677
Total interest income	20	199,217	194,431	385,165	383,851
Interest expense:
Deposits		(74,203)	(74,507)	(142,842)	(142,385)
Securities sold under repurchase agreements	13	(2,200)	(2,860)	(3,840)	(5,261)
Borrowings and debt	14	(49,358)	(49,146)	(94,649)	(102,849)
Lease liabilities	15	(177)	(179)	(349)	(361)
Total interest expense	20	(125,938)	(126,692)	(241,680)	(250,856)

Net interest income		73,279	67,739	143,485	132,995

Other income (expense):
Fees and commissions, net	19	23,335	19,912	36,465	30,495
Gain on financial instruments, net	9	2,191	2,161	1,861	4,145
Other income, net		97	230	191	356
Total other income, net	20	25,623	22,303	38,517	34,996

Total revenues		98,902	90,042	182,002	167,991

Impairment losses on financial instruments	3,20	(8,599)	(5,019)	(13,333)	(10,235)

Operating expenses:
Salaries and other employee expenses		(13,953)	(12,384)	(27,302)	(26,322)
Depreciation and amortization of equipment, right-of-use and leasehold improvements		(928)	(721)	(1,828)	(1,414)
Amortization of intangible assets		(726)	(348)	(1,427)	(674)
Other expenses		(8,242)	(7,386)	(15,303)	(13,430)
Total operating expenses	20	(23,849)	(20,839)	(45,860)	(41,840)
Profit for the period		66,454	64,184	122,809	115,916

Per share data:
Basic earnings per share (in US dollars)	18	1.77	1.73	3.08	3.13
Weighted average basic shares (in thousands of shares)	18	37,579	37,203	37,483	37,072

The accompanying notes are an integral part of these condensed consolidated interim financial statements (Unaudited).

Bladex, Inc. and Subsidiaries
Condensed consolidated statement of comprehensive income
For the three and six months ended June 30, 2026 and 2025
(In thousands of US dollars)

	(Unaudited)
	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Profit for the period	66,454	64,184	122,809	115,916

Other comprehensive income
Items that can be subsequently reclassified as gains or losses

Financial instruments measured at fair value through other comprehensive income (FVOCI)

Changes in the fair value of debt instruments measured at FVOCI:

Net fair value changes – Loans measured at FVOCI	4,150	(551)	977	(551)
Net changes in fair value – Investment securities measured at FVOCI	1,920	24	3,910	288
Reclassifications to profit or loss – Loans measured at FVOCI	(75)	—	(75)	—
Reclassifications to profit or loss – Investment securities measured at FVOCI	(124)	—	(124)	(168)

Effects attributable to risk management

Cash flow hedge reserve:
Net changes in the effective portion of cash flow hedges	1,645	3,691	6,489	6,559
Reclassifications from the cash flow hedge reserve to profit or loss	—	(1,310)	111	(1,188)
Deferred amounts for excluded components of hedging relationships	(1,116)	—	(1,093)	—
Other comprehensive income	6,400	1,854	10,195	4,940

Total comprehensive income for the period	72,854	66,038	133,004	120,856

The accompanying notes are an integral part of these condensed consolidated interim financial statements (Unaudited).

Bladex, Inc. and Subsidiaries
Condensed consolidated statement of changes in equity
For the six months ended June 30, 2026 and 2025
(In thousands of US dollars)

		(Unaudited)
	Note	Common stock	Treasury stock	Other equity instruments	Additional paid-in capital in excess of value assigned to common stock	Capital reserves	Regulatory reserves	Retained earnings	Other comprehensive income	Total equity
Balances at January 1, 2025		279,980	(105,601)		124,970	95,210	149,666	792,005	979	1,337,209
Profit for the period		—	—	—	—	—	—	115,916	—	115,916
Other comprehensive income		—	—	—	—	—	—	—	4,940	4,940
Issuance of restricted stock (RSA)		—	4,540	—	(4,540)	—	—	—	—	—
Compensation cost - stock units plans		—	—	—	3,907	—	—	—	—	3,907
Stock units vested (RSU)		—	3,483	—	(3,483)	—	—	—	—	—
Regulatory credit reserve		—	—	—	—	—	(1)	1	—	—
Dividends declared		—	—	—	—	—	—	(46,492)	—	(46,492)
Balances at June 30, 2025		279,980	(97,578)	—	120,854	95,210	149,665	861,430	5,919	1,415,480

Balances at January 1, 2026		279,980	(97,597)	197,976	125,151	95,210	159,093	916,429	2,505	1,678,747
Profit for the period		—	—	—	—	—	—	122,809	—	122,809
Other comprehensive income		—	—	—	—	—	—	—	10,195	10,195
Issuance of restricted stock (RSA)		—	3,910	—	(3,910)	—	—	—	—	—
Compensation cost - stock units plans		—	—	—	4,724	—	—	—	—	4,724
Stock units vested (RSU)		—	2,808	—	(2,808)	—	—	—	—	—
Regulatory credit reserve		—	—	—	—	—	9,323	(9,323)	—	—
Dynamic provision		—	—	—	—	—	21,553	(21,553)	—	—
Dividends and coupons declared	17	—	—	—	—	—	—	(59,156)	—	(59,156)
Balances at June 30, 2026		279,980	(90,879)	197,976	123,157	95,210	189,969	949,206	12,700	1,757,319

The accompanying notes are an integral part of these condensed consolidated interim financial statements (Unaudited).

Bladex, Inc. and Subsidiaries
Condensed consolidated statement of cash flows
For the six months ended June 30, 2026 and 2025
(In thousands of US dollars)

		(Unaudited)
	Notes	2026	2025
Cash flows from operating activities
Profit for the period		122,809	115,916
Adjustments to reconcile profit for the period to net cash provided by operating activities:
Depreciation and amortization of equipment, right-of-use and leasehold improvements		1,828	1,414
Amortization of intangible assets		1,427	674
Impairment losses on financial instruments	3	13,333	10,235
Realized gain on financial instruments	9	(312)	(900)
Compensation cost - share-based payment		4,724	3,907
Net changes in hedging position and foreign currency		10,931	112,998
Loss on disposal of fixed assets and intangible assets		1	1
Interest income	20	(385,165)	(383,851)
Interest expense	20	241,680	250,856
Changes in operating assets and liabilities:
Restricted and pledged deposits		17,334	58,438
Loans		(1,323,308)	(374,847)
Proceeds from the sale of loans		10,075	106,354
Other assets		(40,953)	(6,851)
Due to depositors		1,286,211	1,033,523
Other liabilities		(10,782)	(894)
Cash flows (used in) provided by operating activities		(50,167)	926,973
Interest received		338,385	384,032
Interest paid		(223,388)	(239,609)
Net cash provided by operating activities		64,830	1,071,396

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets		(106)	(1,148)
Acquisition of intangible assets		—	(465)
Proceeds from the sale of securities		40,600	50,546
Proceeds from the redemption of securities		339,322	204,989
Purchases of securities		(624,799)	(421,125)
Net cash used in investing activities		(244,983)	(167,203)

Cash flows from financing activities:
Increase (decrease) in securities sold under repurchase agreements		144,480	(16,313)
Net decrease in short-term borrowings and debt	14	(98,606)	(432,939)
Proceeds from long-term borrowings and debt	14	358,967	65,776
Payments of long-term borrowings and debt	14	(182,977)	(383,235)
Payments of lease liabilities	15	(743)	(493)
Dividends paid		(58,347)	(45,988)
Net cash provided by (used in) financing activities		162,774	(813,192)

Net (decrease) increase in cash and cash equivalents		(17,379)	91,001
Cash and cash equivalents at beginning of the period		1,842,208	1,819,931
Cash and cash equivalents at end of the period	5	1,824,829	1,910,932
The accompanying notes are an integral part of these condensed consolidated interim financial statements (Unaudited).

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

1.Corporate information

Bladex, Inc. (the "Parent Company" and, together with its subsidiaries, "Bladex" or the "Bank"), domiciled in Panama City, Republic of Panama, is a multinational bank established to support foreign trade financing and economic integration throughout Latin America and the Caribbean (the "Region").

The Bank was established in May 1975, pursuant to a proposal submitted to the Assembly of Governors of Central Banks of the Region, which recommended the creation of a multinational organization to enhance the Region's foreign trade financing capacity. The Bank was organized in 1977, incorporated in 1978 under the laws of the Republic of Panama, and commenced business operations on January 2, 1979. Pursuant to a law contract entered into between the Republic of Panama and the Bank in 1978, the Bank was granted certain privileges, including an exemption from income taxes in Panama.

On April 21, 2026, the Bank's shareholders approved an amendment to Article 1 of the Bank's Articles of Incorporation to change the Bank's corporate name. The amendment became effective on June 4, 2026, changing the Bank's legal name from "Banco Latinoamericano de Comercio Exterior, S.A." in Spanish and "Foreign Trade Bank of Latin America, Inc." in English to "Bladex, Inc.", with no change to the Bank's legal existence or corporate structure. Accordingly, this change in corporate name did not affect the Bank's operations, ownership structure, financial position, or reporting entity. These consolidated financial statements are therefore presented under the Bank's new legal name, "Bladex, Inc. and Subsidiaries."
The Bank operates under a general banking license issued by the National Banking Commission of Panama, predecessor of the Superintendence of Banks of Panama (the “SBP”).
In the Republic of Panama, banks are regulated by the SBP through Executive Decree No. 52 of April 30, 2008, which adopts the unique text of Law Decree No. 9 of February 26, 1998, modified by Law Decree No. 2 of February 22, 2008. Banks are also regulated by resolutions and agreements issued by this entity. The main aspects of this law and its regulations include: the authorization of banking licenses, minimum capital and liquidity requirements, consolidated supervision, procedures for management of credit, liquidity and market risks, measures to prevent money laundering, the financing of terrorism and related illicit activities, and procedures for banking intervention and liquidation, among others.
Bladex Head Office’s subsidiaries are the following:
-    Bladex Holdings Inc. is a wholly owned subsidiary, incorporated under the laws of the State of Delaware, United States of America (USA), on May 30, 2000. Bladex Holdings Inc. has ownership in Bladex Representaçao Ltda.
-    Bladex Representaçao Ltda, incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Representaçao Ltda. is 99.999% owned by Bladex Head Office and the remaining 0.001% is owned by Bladex Holdings Inc.
-    Bladex Development Corp. was incorporated under the laws of the Republic of Panama on June 5, 2014. Bladex Development Corp. is 100.00% owned by Bladex Head Office.
Bladex Head Office has an agency in New York City, USA (the “New York Agency”), which began operations on March 27, 1989. The New York Agency is principally engaged in financing transactions related to international trade, mostly the confirmation and financing of letters of credit for customers in the Region. The New York Agency also has authorization to book transactions through an International Banking Facility (“IBF”).
The Bank has representative offices in Buenos Aires, Argentina; in Mexico City, Mexico; and in Bogota, Colombia, and has a representative license in Lima, Peru.

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

2. Basis of preparation and changes to the Bank’s accounting policies
2.1 Basis of preparation
These interim condensed consolidated financial statements for the six-month period ended June 30, 2026 have been prepared in accordance with International Accounting Standards IAS 34 “Interim Financial Reporting”. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS Accouting Standards") and should be read in conjunction with the Bank’s annual consolidated financial statements as at and for the year ended December 31, 2025.

These interim financial statements were authorized for issue by the Bank’s board of directors on July 21, 2026.
2.2. Accounting Standards Issued but Not Yet in Effect
IFRS 18 – Presentation and Disclosure in Financial Statements will replace IAS 1: Presentation of Financial Statements and will be applicable for annual periods beginning on or after January 1, 2027. The Bank has not adopted this standard early in the preparation of these interim financial statements.
IFRS 18 introduces changes to the structure of the income statement, greater disaggregation of financial information, and new disclosures related to performance measures defined by management. The Bank is in the process of evaluating the impact of its adoption, which may vary as the implementation of changes to accounting processes, controls, and policies is finalized.
In general terms, the following impacts are expected:
•Structure of the income statement: Income and expenses will be classified into categories such as operating, investing, and financing activities, among others. Since the Bank qualifies as an entity whose primary activity is providing financing, interest income and expenses will be presented within the operating category, eliminating their current presentation as a separate subtotal. New defined subtotals will also be introduced, such as operating profit and profit before financing and taxes.
•Classification of income and expenses: Certain items, including exchange differences, hedging instruments, and other income, will be reclassified according to the nature of the items that generate them. Additionally, the share of the results of investments accounted for using the equity method will be presented within the investment category.
•Performance measures defined by management: The Bank is in the process of developing the framework for identifying and disclosing these measures, which will be based on public communications and aligned with the financial statement reporting period.
•Aggregation and disaggregation: Greater disaggregation of items in the financial statements and notes is expected, including a review of items currently presented as “other.”
•Cash flows: Operating profit will be used as the starting point for presenting operating cash flows under the indirect method. The classification of cash flows related to interest and dividends will also be adjusted in accordance with IFRS 18 requirements.

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review

This note presents information about the Bank’s exposure to financial risks:

A.Credit risk

i.Credit quality analysis

The following tables set out information about the credit quality of financial assets measured at amortized cost, and debt instruments at FVOCI. For loan commitments and financial guarantee contracts, the amounts in the table represent the amounts committed or guaranteed, respectively.

Deposits

	June 30, 2026
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.05 - 0.28	1,887,960	—	—	1,887,960
Grades 5 - 6	0.29 - 3.60	1,174	—	—	1,174
Grades 7 - 8	3.61 - 36.40	3	—	—	3
		1,889,137	—	—	1,889,137
Allowance for credit losses		(166)	—	—	(166)
Total		1,888,971	—	—	1,888,971

	December 31, 2025
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.05 - 0.38	1,923,151	—	—	1,923,151
Grades 5 - 6	0.39 - 3.81	660	—	—	660
Grades 7 - 8	3.82 - 34.52	75	—	—	75
		1,923,886	—	—	1,923,886
Allowance for credit losses		(155)	—	—	(155)
Total		1,923,731	—	—	1,923,731

Loans, at amortized cost (1)

	June 30, 2026
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.05 - 0.28	6,077,081	—	—	6,077,081
Grades 5 - 6	0.29 - 3.60	3,931,201	104,222	—	4,035,423
Grades 7 - 8	3.61 - 36.40	46,822	42,421	45,009	134,252
Grades 9 - 10	36.41 - 100	—	—	31,659	31,659
		10,055,104	146,643	76,668	10,278,415
Allowance for credit losses		(30,046)	(13,123)	(35,733)	(78,902)
Total		10,025,058	133,520	40,935	10,199,513

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A.Credit risk (continued)

	December 31, 2025
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.05 - 0.38	5,399,585	—	—	5,399,585
Grades 5 - 6	0.39 - 3.81	3,412,140	78,892	—	3,491,032
Grades 7 - 8	3.82 - 34.52	125,507	102,127	—	227,634
Grades 9 - 10	34.53 - 100	—	—	39,985	39,985
		8,937,232	181,019	39,985	9,158,236
Allowance for credit losses		(31,660)	(33,169)	(28,979)	(93,808)
Total		8,905,572	147,850	11,006	9,064,428

Loans at FVOCI (1)

	June 30, 2026
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.05 - 0.28	144,589	—	—	144,589
Grades 5 - 6	0.29 - 3.60	120,916	—	—	120,916
		265,505	—	—	265,505
Allowance for credit losses		(1,578)	—	—	(1,578)

	December 31, 2025
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.05 - 0.38	15,627	—	—	15,627
Grades 5 - 6	0.39 - 3.81	61,613	—	—	61,613
		77,240	—	—	77,240
Allowance for credit losses		(468)	—	—	(468)

(1) Loans at amortized cost and FVOCI includes interest and commission receivable.

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A.Credit risk (continued)

Loan commitments, financial guarantees issued and customers’ liabilities under acceptances

	June 30, 2026
	PD Ranges	Stage 1	Stage 2	Total
Commitments and contingencies
Grades 1 - 4	0.05 - 0.28	878,496	—	878,496
Grades 5 - 6	0.29 - 3.60	996,495	2,434	998,929
Grades 7 - 8	3.61 - 36.40	262,252	2,692	264,944
		2,137,243	5,126	2,142,369
Customers' liabilities under acceptances
Grades 1 - 4	0.05 - 0.28	78,689	—	78,689
Grades 5 - 6	0.29 - 3.60	81,788	—	81,788
Grades 7 - 8	3.61 - 36.40	37,563	—	37,563
		198,040	—	198,040
		2,335,283	5,126	2,340,409
Provision		(11,417)	(550)	(11,967)
Total		2,323,866	4,576	2,328,442

	December 31, 2025
	PD Ranges	Stage 1	Stage 2	Total
Commitments and contingencies
Grades 1 - 4	0.05 - 0.38	876,482	—	876,482
Grades 5 - 6	0.39 - 3.81	676,044	365	676,409
Grades 7 - 8	3.82 - 34.52	287,766	—	287,766
		1,840,292	365	1,840,657
Customers' liabilities under acceptances
Grades 1 - 4	0.05 - 0.38	64,761	—	64,761
Grades 5 - 6	0.39 - 3.81	31,284	—	31,284
Grades 7 - 8	3.82 - 34.52	65,552	—	65,552
		161,597	—	161,597
		2,001,889	365	2,002,254
Provision		(12,128)	(2)	(12,130)
Total		1,989,761	363	1,990,124

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A.Credit risk (continued)
Securities at amortized cost(1)

	June 30, 2026
	PD Ranges	Stage 1	Stage 2	Total
Grades 1 - 4	0.05 - 0.28	1,355,489	—	1,355,489
		1,355,489	—	1,355,489
Allowance for credit losses		(413)	—	(413)
Total		1,355,076	—	1,355,076

	December 31, 2025
	PD Ranges	Stage 1	Stage 2	Total
Grades 1 - 4	0.05 - 0.38	1,294,293	—	1,294,293
Grades 5 - 6	0.39 - 3.81	55,550	10,654	66,204
		1,349,843	10,654	1,360,497
Allowance for credit losses		(918)	(65)	(983)
Total		1,348,925	10,589	1,359,514
Securities at FVOCI(1)

	June 30, 2026
	PD Ranges	Stage 1	Stage 2	Total
Grades 1 - 4	0.05 - 0.28	204,856	—	204,856
Grades 5 - 6	0.29 - 3.60	123,221	—	123,221
		328,077	—	328,077
Allowance for credit losses - FVOCI		(795)	—	(795)

	December 31, 2025
	PD Ranges	Stage 1	Stage 2	Total
Grades 1 - 4	0.05 - 0.38	69,476	—	69,476
Allowance for credit losses - FVOCI		(16)	—	(16)

(1) Securities at amortized cost includes interest receivable.

The allowance for credit losses for loans and investment securities at FVOCI do not affect the carrying value of the assets. These allowances are included in the equity in the consolidated statement of financial position in the line Other comprehensive income.

The following table presents information of the current and past due balances of loans:

	June 30, 2026	December 31, 2025
Current	10,467,252	9,195,491
Past due (1)	76,668	39,985
Total	10,543,920	9,235,476

(1) Past due loans are classified in Stage 3.

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

The following table presents an analysis of counterparty credit exposures arising from derivative transactions. The Bank's derivative are generally collateralized by cash.

	June 30, 2026
	Notional value USD	Derivative financial instruments - fair value asset	Derivative financial instruments - fair value liabilities
Interest rate swaps	2,500,874	27,754	(10,069)
Cross-currency swaps	1,916,461	75,436	(39,561)
Foreign exchange forwards	45,986	13	(434)
Total	4,463,321	103,203	(50,064)

	December 31, 2025
	Notional value USD	Derivative financial instruments - fair value asset	Derivative financial instruments - fair value liabilities
Interest rate swaps	1,754,481	27,644	(5,868)
Cross-currency swaps	1,317,295	43,762	(57,027)
Foreign exchange forwards	7,039	—	(44)
Total	3,078,815	71,406	(62,939)

ii.Allowance for credit losses

The following tables show reconciliations from the opening to the closing balance of the Allowance for credit losses by class of financial instrument.

Bank deposits

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2025	155	—	—	155
Net effect of changes in allowance for expected credit losses	91	—	—	91
Financial instruments that have been derecognized during the period	(123)	—	—	(123)
New financial assets originated or purchased	43	—	—	43
Impairment losses on financial instruments	11	—	—	11
Allowance for expected credit losses as of June 30, 2026	166	—	—	166

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2024	—	—	—	—
Net effect of changes in allowance for expected credit losses	155	—	—	155
Impairment losses on financial instruments	155	—	—	155
Allowance for expected credit losses as of December 31, 2025	155	—	—	155
Loans at amortized cost

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2025	31,660	33,169	28,979	93,808
Transfer to lifetime expected credit losses	(306)	306	—	—
Transfer to credit-impaired financial instruments	—	(14,147)	13,597	(550)
Net effect of changes in allowance for expected credit losses	(6,151)	13,486	658	7,993
Financial instruments that have been derecognized during the period	(12,220)	(336)	—	(12,556)
New financial assets originated or purchased	17,063	216	—	17,279
Impairment losses on financial instruments	(1,614)	(475)	14,255	12,166
Write-offs	—	(19,571)	(8,601)	(28,172)
Recoveries	—	—	1,100	1,100
Allowance for expected credit losses as of June 30, 2026	30,046	13,123	35,733	78,902

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2024	45,635	20,040	12,483	78,158
Transfer to lifetime expected credit losses	(176)	(10,151)	10,327	—
Net effect of changes in allowance for expected credit losses	(2,762)	14,536	5,548	17,322
Financial instruments that have been derecognized during the year	(35,330)	(6,640)	—	(41,970)
New financial assets originated or purchased	24,293	15,384	—	39,677
Impairment losses on financial instruments	(13,975)	13,129	15,875	15,029
Recoveries	—	—	621	621
Allowance for expected credit losses as of December 31, 2025	31,660	33,169	28,979	93,808

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)
Loans at FVOCI

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2025	468	—	—	468
Net effect of changes in allowance for expected credit losses	(80)	—	—	(80)
Financial instruments that have been derecognized during the period	(94)	—	—	(94)
New financial assets originated or purchased	1,284	—	—	1,284
Impairment losses on financial instruments	1,110	—	—	1,110
Allowance for expected credit losses as of June 30, 2026	1,578	—	—	1,578

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2024	—	—	—	—
New financial assets originated or purchased	468	—	—	468
Impairment losses on financial instruments	468	—	—	468
Allowance for expected credit losses as of December 31, 2025	468	—	—	468

Loan commitments, financial guarantee contracts and customers’ liabilities under acceptances

The allowance for expected credit losses on loan commitments and financial guarantee contracts reflects the Bank’s management estimate of expected credit losses of customers’ liabilities under acceptances and contingent liabilities such as: confirmed letters of credit, stand-by letters of credit, guarantees, and credit commitments.

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2025	12,128	2	—	12,130
Transfer to lifetime expected credit losses	(18)	18	—	—
Net effect of changes in reserve for expected credit losses	(2,130)	532	—	(1,598)
Financial instruments that have been derecognized during the period	(3,360)	(2)	—	(3,362)
New instruments originated or purchased	4,797	—	—	4,797
Impairment losses on financial instruments	(711)	548	—	(163)
Allowance for expected credit losses as of June 30, 2026	11,417	550	—	11,967

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2024	4,815	560	—	5,375
Net effect of changes in reserve for expected credit losses	(284)	(5)	—	(289)
Financial instruments that have been derecognized during the year	(3,369)	(553)	—	(3,922)
New instruments originated or purchased	10,966	—	—	10,966
Impairment losses on financial instruments	7,313	(558)	—	6,755
Allowance for expected credit losses as of December 31, 2025	12,128	2	—	12,130

Securities at amortized cost

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2025	918	65	—	983
Net effect of changes in allowance for expected credit losses	(89)	—	—	(89)
Financial instruments that have been derecognized during the period	(514)	(65)	—	(579)
New financial assets originated or purchased	98	—	—	98
Impairment losses on financial instruments	(505)	(65)	—	(570)
Allowance for expected credit losses as of June 30, 2026	413	—	—	413

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2024	1,133	178	—	1,311
Transfer to lifetime expected credit losses	(19)	19	—	—
Net effect of changes in allowance for expected credit losses	(2)	(85)	—	(87)
Financial instruments that have been derecognized during the year	(387)	—	—	(387)
New financial assets originated or purchased	193	—	—	193
Impairment losses on financial instruments	(215)	(66)	—	(281)
Write-offs	—	(47)	—	(47)
Allowance for expected credit losses as of December 31, 2025	918	65	—	983

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Securities at FVOCI

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2025	16	—	—	16
Financial instruments that have been derecognized during the year	(13)	—	—	(13)
New financial assets originated or purchased	792	—	—	792
Impairment losses on financial instruments	779	—	—	779
Allowance for expected credit losses as of June 30, 2026	795	—	—	795

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2024	23	—	—	23
Financial instruments that have been derecognized during the year	(14)	—	—	(14)
New financial assets originated or purchased	7	—	—	7
Impairment losses on financial instruments	(7)	—	—	(7)
Allowance for expected credit losses as of December 31, 2025	16	—	—	16

The following table provides a summary of impairment losses on financial instruments presented in the consolidated statement of profit or loss:

	June 30,
	2026	2025
Cash and due from banks	11	49
Loans at amortized cost	12,166	3,524
Loans at FVOCI	1,110	231
Loan commitments, financial guarantee contracts and customers’ liabilities under acceptances	(163)	6,502
Securities at amortized cost	(570)	(152)
Securities at FVOCI	779	81
Total	13,333	10,235

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

iii.Credit-impaired financial assets

Credit-impaired loans and advances are graded 8 to 10 in the Bank’s internal credit risk grading system.

The following table sets out a reconciliation of changes in the carrying amount of the allowance for credit losses for credit-impaired financial assets classified in stage 3:

Loans at amortized cost:	June 30, 2026	December 31, 2025
Credit-impaired loans at beginning of period	28,979	12,483
Classified as credit-impaired during the period	13,597	10,327
Change in allowance for expected credit losses	393	4,720
Interest income	265	828
Write-offs	(8,601)	—
Recoveries	1,100	621
Credit-impaired loans at end of period	35,733	28,979

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

iv.Concentrations of credit risk

The Bank monitors concentrations of credit risk by sector, industry and country. An analysis of concentrations of credit risk from loans at amortized cost, loan commitments, financial guarantees and securities at amortized is as follows.

Concentration by sector and industry of instruments at amortized cost

	Loans at amortized cost		Loan commitments, financial guarantee contracts and acceptances outstanding		Securities at amortized cost
	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Gross amount	10,278,415	9,158,236	198,040	161,597	1,355,489	1,360,497
Amount committed/guaranteed	—	—	2,142,369	1,840,657	—	—

Concentration by sector
Corporations:
Private	5,766,974	5,158,895	1,535,826	1,357,884	851,522	723,976
State-owned	1,319,848	1,194,949	116,212	254,122	40,451	45,516
Financial institutions:
Private	2,510,933	2,427,179	197,021	126,824	308,553	335,039
State-owned	273,748	257,479	491,350	263,424	49,967	65,038
Sovereign	406,912	119,734	—	—	104,996	190,928
Total	10,278,415	9,158,236	2,340,409	2,002,254	1,355,489	1,360,497

Concentration by industry
Financial institutions	2,784,681	2,684,658	688,371	390,248	358,520	400,077
Manufacturing	2,878,334	2,864,918	475,546	418,860	498,605	403,603
Oil and petroleum derived products	1,531,007	1,264,187	657,300	737,990	102,735	98,876
Agricultural	427,526	330,621	24,093	28,950	—	—
Services	709,400	686,726	242,637	251,670	138,894	152,037
Mining	405,695	387,599	76,517	60,914	32,580	20,014
Sovereign	406,912	119,734	—	—	104,996	190,928
Other	1,134,860	819,793	175,945	113,622	119,159	94,962
Total	10,278,415	9,158,236	2,340,409	2,002,254	1,355,489	1,360,497

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Concentration by sector and industry at FVOCI

	Loans at FVOCI			Securities FVOCI
	June 30, 2026	December 31, 2025		June 30, 2026	December 31, 2025
Gross amount	265,505	77,240		328,077	69,476

Concentration by sector
Corporations:
Private	77,786	52,691	32,874	32,874	—
State-owned	118,802	—		43,315	—
Financial institutions:
Private	68,917	19,424		2,013	—
State-owned	—	5,125		56,227	69,476
Sovereign	—	—		193,648	—
Total	265,505	77,240		328,077	69,476

Concentration by industry
Financial institutions	68,917	24,549		58,240	69,476
Manufacturing	103,922	—		41,477	—
Oil and petroleum derived products	40,438	—		34,712	—
Agricultural	15,708	15,627		—	—
Mining	36,520	37,064		—	—
Sovereign	—	—		193,648	—
Total	265,505	77,240		328,077	69,476

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Concentration by country risk financial instruments at amortized cost

	Loans at amortized cost		Commitments, financial guarantee contracts and acceptances outstanding		Securities at amortized cost

	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Gross amount	10,278,415	9,158,236	198,040	161,597	1,355,489	1,360,497
Amount committed/guaranteed	—	—	2,142,369	1,840,657	—	—

Concentration by country
Argentina	321,060	198,905	316,821	169,695	—	—
Australia	—	—	—	—	22,488	9,936
Belgium	—	—	—	—	15,421	15,696
Brazil	1,400,437	1,130,060	135,529	135,428	—	7,009
Canada	—	—	41,795	26,591	55,819	47,743
Chile	516,735	501,107	108,242	67,887	50,140	29,986
China	14,952	14,917	—	—	—	—
Colombia	1,095,041	1,080,071	85,638	84,837	—	14,898
Costa Rica	416,027	461,965	59,103	61,212	—	8,141
Dominican Republic	846,038	919,673	224,728	135,214	—	—
Ecuador	282,891	183,502	336,887	206,845	—	—
El Salvador	203,031	100,756	8,440	29,084	—	—
Finland	—	—	—	—	20,042	13,365
France	152,319	68,555	3,896	72,443	14,693	15,011
Germany	—	—	15,000	15,000	29,909	29,998
Guatemala	1,657,676	1,537,176	114,847	117,786	—	—
Honduras	147,861	108,137	22,705	22,862	—	—
Ireland	—	—	—	—	24,505	14,408
Italy	13,657	23,375	13,615	1,442	—	—
Jamaica	39,276	57,969	433	—	—	—
Japan	—	—	—	—	61,081	60,402
Korea	—	—	—	—	50,052	34,704
Kuwait	—	—	—	—	20,160	20,159
Mexico	1,108,751	1,116,825	213,625	205,726	—	1,269
Netherlands	—	—	13,200	4,500	9,913	9,933
Norway	—	—	—	—	23,621	24,577
Panama	1,107,702	571,207	66,702	35,989	5,002	75,494
Paraguay	146,031	210,047	250	250	—	—
Peru	333,323	173,441	194,478	212,219	2,210	9,971
Puerto Rico	2,326	6,632	—	15,000	—	—
Qatar	—	—	—	—	30,049	30,103
Arabia Saudi	—	—	—	—	49,015	49,919
Singapore	112,300	131,154	24,741	5,507	—	—
Trinidad and Tobago	150,027	171,001	—	43,000	—	—
Sweden	—	—	—	—	3,756	14,932
Suriname	6,279	3,627	143,823	146,401	—	—
United States of America	72,451	219,563	29,420	39,198	791,915	740,864
United Kingdom	105,085	103,665	135,747	141,696	40,338	50,315
United Arab Emirates	—	—	—	—	7,541	3,521
Uruguay	27,139	64,906	30,744	6,442	—	—
Multilateral	—	—	—	—	27,819	28,143
Total	10,278,415	9,158,236	2,340,409	2,002,254	1,355,489	1,360,497

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Risk rating and concentration by country financial instruments at FVOCI

	Loans at FVOCI		Securities at FVOCI
	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Gross amount	265,505	77,240	328,077	69,476

Concentration by country
Argentina	25,558	—	—	—
Brazil	—	—	7,029	—
Chile	—	—	14,646
Colombia	118,801	—	53,880	—
Costa Rica	—	—	8,603	—
Ecuador	38,977	—	—	—
El Salvador	19,861	24,549	—	—
Guatemala	25,788	15,627	2,013	—
Norway	—	—	34,712	—
Panama	—	—	47,223	—
Dominican Republic	36,520	37,064	60,366	—
Trinidad and Tobago	—	—	50,406	—
Multilateral	—	—	49,199	69,476
Total	265,505	77,240	328,077	69,476

v.Offsetting financial assets and liabilities

The following tables include financial assets and liabilities that are offset in the consolidated financial statement or subject to an enforceable master netting arrangement:

Derivative financial instruments – assets

	June 30, 2026
	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Derivative financial instruments used for hedging	96,886	—	96,886	—	(93,893)	2,993
Total	96,886	—	96,886	—	(93,893)	2,993

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

	December 31, 2025
	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Derivative financial instruments used for hedging	69,837	—	69,837	—	(49,266)	20,571
Total	69,837	—	69,837	—	(49,266)	20,571

Securities sold under repurchase agreements and derivative financial instruments – liabilities

	June 30, 2026
	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of liabilities presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Securities sold under repurchase agreements at amortized cost	(275,310)	—	(275,310)	303,823	476	28,989

Derivative financial instruments used for hedging at FVTPL	(46,463)	—	(46,463)	—	34,020	(12,443)
Total	(321,773)	—	(321,773)	303,823	34,496	16,546

	December 31, 2025
	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of liabilities presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Securities sold under repurchase agreements at amortized cost	(130,509)	—	(130,509)	147,480	—	16,971

Derivative financial instruments used for hedging at FVTPL	(62,506)	—	(62,506)	—	51,353	(11,153)
Total	(193,015)	—	(193,015)	147,480	51,353	5,818

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk

i.Exposure to liquidity risk

The key measure used by the Bank for managing liquidity risk is the ratio of net liquid assets to deposits from customers and funding with a a remaining tenor of 30 days. For this purpose, ‘net liquid assets’ include cash and cash equivalents which consist of deposits from banks and customers, as well as corporate debt securities with investment grade.

The following table details the Bank's liquidity ratios:

	June 30, 2026	December 31, 2025
At the end of the period	140.18%	159.26%
Period/year average	114.80%	129.49%
Maximum of the period	143.78%	212.53%
Minimun of the period	101.56%	103.63%
The following table includes the Bank’s liquid assets by country risk:

	June 30, 2026				December 31, 2025
(in millions of USD dollars)	Cash and due from banks	Securities FVOCI	Total		Cash and due from banks	Securities FVOCI	Total
United State of America	1,371	—	1,371	—	1,784	—	1,784
Other O.E.C.D countries	399	34	433		3	—	3
Latin America	5	14	19		5	—	5
Multilateral	50	49	99		50	69	119
Total	1,825	97	1,922		1,842	69	1,911
The following table includes the Bank’s demand deposits from customers and its ratio to total deposits from customers:

	June 30, 2026	December 31, 2025
(in millions of USD dollars)
Demand and "overnight" deposits	1,451	879
Demand and "overnight" deposits to total deposits	18.39%	13.31%

The following table presents the total liquid assets available to meet the liquidity needs arising from customer deposits, their ratio to total customer deposits, and the amount of such assets maintained at the Federal Reserve Bank of the United States:

	June 30, 2026	December 31, 2025
(in millions of USD dollars)
Total liquid assets	1,922	1,911
Total assets to total liabilities	24.36%	28.94%
Total liquid assets in the Federal Reserve of the United States of America	67.42%	90.74%

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

Even though the average term of the Bank’s assets exceeds the average term of its liabilities, the associated liquidity risk is diminished by the short-term nature of a significant portion of the loan portfolio, since the Bank is primarily engaged in financing foreign trade.

The following table includes the carrying amount for the Bank’s loans and securities short-term portfolio with maturity within one year based on their original contractual term along with its average remaining term:

(in millions of USD dollars)	June 30, 2026	December 31, 2025
Loan and investment portfolio with original maturities of less than or equal 1 year	5,791	5,247
Average term (days)	182	180
The following table includes the carrying amount for the Bank’s loans and securities medium term portfolio with maturity over one year based on their original contractual terms along with their average remaining term:

(in millions of USD dollars)	June 30, 2026	December 31, 2025
Loan and investment portfolio with original maturities of greater than 1 year	6,333	5,349
Average term (days)	1,443	1,409

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

ii.Maturity analysis for financial liabilities and financial assets

The following table details the future undiscounted cash flows of financial assets and liabilities grouped by their remaining maturity with respect to the contractual maturity:

	June 30, 2026
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Gross inflows (outflows)	Carrying amount
Assets
Cash and due from banks	1,866,309	23,490	—	—	—	1,889,799	1,888,971
Securities	59,841	119,151	318,579	1,321,602	22,214	1,841,387	1,683,153
Loans	3,521,543	1,991,351	1,379,186	4,266,638	370,251	11,528,969	10,465,018
Customers' liabilities under acceptances	146,848	24,640	26,552	—	—	198,040	198,040
Trading derivative financial instruments - assets	—	—	—	—	6,317	6,317	6,317
Hedging derivative financial instruments - assets	4,763	69	1,887	85,625	4,542	96,886	96,886
Total	5,599,304	2,158,701	1,726,204	5,673,865	403,324	15,561,398	14,338,385

Liabilities
Customer deposits	(6,172,900)	(1,135,789)	(504,906)	(146,516)	—	(7,960,111)	(7,934,541)
Securities sold under repurchase agreements	(257,891)	(16,872)	—	—	—	(274,763)	(275,310)
Borrowings and debt	(1,147,152)	(596,414)	(652,669)	(2,041,710)	(54,276)	(4,492,221)	(4,148,884)
Lease liabilities	(388)	(394)	(797)	(6,585)	(11,165)	(19,329)	(19,329)
Acceptances outstanding	(146,848)	(24,640)	(26,552)	—	—	(198,040)	(198,040)
Trading derivative financial instruments - liabilities	—	—	—	—	(3,601)	(3,601)	(3,601)
Hedging derivative financial instruments - liabilities	(11,332)	(2,310)	(5,791)	(27,030)	—	(46,463)	(46,463)
Total	(7,736,511)	(1,776,419)	(1,190,715)	(2,221,841)	(69,042)	(12,994,528)	(12,626,168)

Subtotal net position	(2,137,207)	382,282	535,489	3,452,024	334,282	2,566,870	1,712,217

Off-balance sheet contingencies
Confirmed letters of credit	454,985	91,557	5,002	—	—	551,544
Stand-by letters of credit and guarantees	168,888	156,801	382,786	108,346	—	816,821
Loans and letter of credit commitments	46,843	74,811	159,300	459,479	33,571	774,004
Total	670,716	323,169	547,088	567,825	33,571	2,142,369
Total net position	(2,807,923)	59,113	(11,599)	2,884,199	300,711	424,501

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

	December 31, 2025
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Gross inflows (outflows)	Carrying amount
Assets
Cash and due from banks	1,906,085	18,379	—	—	—	1,924,464	1,923,731
Securities	103,225	134,775	203,340	1,079,046	31,792	1,552,178	1,428,990
Loans	2,711,751	1,651,349	2,003,457	3,417,682	331,015	10,115,254	9,141,668
Customers' liabilities under acceptances	102,576	36,206	22,815	—	—	161,597	161,597
Trading derivative financial instruments - assets	—	—	—	—	1,569	1,569	1,569
Hedging derivative financial instruments - assets	7,989	189	3,685	54,654	3,320	69,837	69,837
Total	4,831,626	1,840,898	2,233,297	4,551,382	367,696	13,824,899	12,727,392

Liabilities
Customer deposits	(5,153,930)	(745,511)	(503,687)	(263,845)	—	(6,666,973)	(6,640,290)
Securities sold under repurchase agreements	(7,800)	(68,015)	(58,631)	—	—	(134,446)	(130,509)
Borrowings and debt	(1,093,223)	(550,119)	(447,676)	(2,246,182)	(49,796)	(4,386,996)	(4,030,389)
Lease liabilities	(361)	(363)	(737)	(6,096)	(10,872)	(18,429)	(18,429)
Acceptances outstanding	(102,576)	(36,206)	(22,815)	—	—	(161,597)	(161,597)
Trading derivative financial instruments - liabilities	—	—	—	—	(433)	(433)	(433)
Hedging derivative financial instruments - liabilities	(7,888)	—	(16,755)	(37,459)	(404)	(62,506)	(62,506)
Total	(6,365,778)	(1,400,214)	(1,050,301)	(2,553,582)	(61,505)	(11,431,380)	(11,044,153)

Subtotal net position	(1,534,152)	440,684	1,182,996	1,997,800	306,191	2,393,519	1,683,239

Off-balance sheet contingencies
Confirmed letters of credit	141,926	74,009	24,185	—	—	240,120
Stand-by letters of credit and guarantees	301,972	169,182	255,763	109,517	—	836,434
Loans and letter of credit commitments	59,206	139,204	134,631	397,491	33,571	764,103
Total	503,104	382,395	414,579	507,008	33,571	1,840,657
Total net position	(2,037,256)	58,289	768,417	1,490,792	272,620	552,862

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)
Future undiscounted cash flows presented in the table above on some financial assets and financial liabilities vary materially from contractual cash flows. The principal difference is that the undiscounted future cash flows of floating rate assets and liabilities are calculated using projected market rates.
The amounts in the tables above have been compiled as follows:

Type of financial instrument	Basis on which amounts are compiled
Financial assets and liabilities	Undiscounted cash flows, which include estimated interest payments.

Issued financial guarantee contracts, and loan commitments	Earliest possible contractual maturity. For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

Derivative financial assets and financial liabilities	Contractual undiscounted cash flows. The amounts shown are the gross nominal inflows and outflows for derivatives that simultaneously settle gross or net amounts.
iii.Liquidity reserves

As part of the management of liquidity risk arising from financial liabilities, the Bank holds liquid assets comprising cash and cash equivalents.

The following table sets out the components of the Banks’s liquidity reserves:

	June 30, 2026		December 31, 2025
	Amount	Fair value	Amount	Fair value
Balances with Federal Reserve of the United States of America	1,296,154	1,296,154	1,734,177	1,734,177
Cash and balances with other bank (1)	528,675	528,675	108,031	108,031
Total Liquidity reserves	1,824,829	1,824,829	1,842,208	1,842,208
(1)Excludes pledged deposits.

iv.Financial assets available to support future funding

The following table sets out the Bank’s financial assets available to support future funding:

	June 30, 2026		December 31, 2025
	Guaranteed	Available as collateral	Guaranteed	Available as collateral
Cash and due from banks	63,620	1,824,829	80,954	1,842,208
Notional of investment securities	654,292	1,024,938	510,029	929,898
Loans at amortized cost - outstanding principal balance	—	10,196,982	—	9,104,725
Total	717,912	13,046,749	590,983	11,876,831
The total financial assets recognized in the consolidated statement of financial position that had been pledged as collateral for liabilities as of June 30, 2026 and December 31, 2025 are show in the table above.

The Bank manages market risk by considering the consolidated financial situation of the Bank.

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

C.Market risk

i.Interest rate risk
The table below details the Bank's exposure based on interest rate repricing/maturity date for the notional amount of the interest bearing financial assets and liabilities on interest-bearing financial assets and liabilities:

	June 30, 2026
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Non interest rate risk	Total
Assets
Cash and due from banks	1,861,081	23,000	—	—	—	4,368	1,888,449
Securities - principal	347,472	116,730	304,954	877,277	16,290	—	1,662,723
Loans - principal balance	6,707,183	2,662,372	853,812	233,357	5,005	—	10,461,729
Total	8,915,736	2,802,102	1,158,766	1,110,634	21,295	4,368	14,012,901

Liabilities
Customer deposits	(6,152,405)	(1,115,828)	(488,775)	(128,886)	—	(4,283)	(7,890,177)
Securities sold under repurchase agreements	(257,361)	(16,650)	—	—	—	—	(274,011)
Borrowings and debt	(3,115,768)	(546,018)	(5,836)	(439,067)	—	—	(4,106,689)
Total	(9,525,534)	(1,678,496)	(494,611)	(567,953)	—	(4,283)	(12,270,877)

Net effect of derivative financial instruments held
for interest risk management	32,998	101	(171)	20,211	—	—	53,139
Total interest rate sensitivity	(576,800)	1,123,707	663,984	562,892	21,295	85	1,795,163

	December 31, 2025
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Non interest rate risk	Total
Assets
Cash and due from banks	1,890,450	18,000	—	—	—	14,712	1,923,162
Securities - principal	268,495	132,025	195,048	797,495	21,571	—	1,414,634
Loans - principal balance	5,441,055	2,170,978	1,263,048	301,109	5,111	—	9,181,301
Total	7,600,000	2,321,003	1,458,096	1,098,604	26,682	14,712	12,519,097

Liabilities
Customer deposits	(5,136,030)	(792,898)	(426,691)	(244,735)	—	(3,862)	(6,604,216)
Securities sold under repurchase agreements	(129,698)	—	—	—	—	—	(129,698)
Borrowings and debt	(2,794,546)	(674,844)	(106,834)	(416,874)	—	—	(3,993,098)
Total	(8,060,274)	(1,467,742)	(533,525)	(661,609)	—	(3,862)	(10,727,012)

Net effect of derivative financial instruments held
for interest risk management	5,138	371	(1,041)	4,043	—	—	8,511
Total interest rate sensitivity	(455,136)	853,632	923,530	441,038	26,682	10,850	1,800,596

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)
C.Market risk (continued)

Interest rate risk management is complemented by monitoring the sensitivity of the Bank´s financial assets and liabilities, considering several standard interest rate scenarios. The standard scenarios considered monthly include a parallel decline or increase of 50bps, 100bps, and 200 bps across all yield curves, which are evaluated based on market behavior.

The Bank performs a sensitivity analysis of the most likely increase or decrease in market interest rates at the reporting date, assuming non-asymmetric movements in the yield curves and a constant financial situation to assess the effect on profit or loss.

Interest rate sensitivity analysis affect reported equity in the following ways:
-    Retained earnings: increases or decreases in net interest income and in fair values of derivatives reported in profit or loss;
-    Fair value reserve: increases or decreases in fair values of financial assets at FVOCI reported directly in equity; and
-    Hedging reserve: increases or decreases in fair values of hedging instruments designated in qualifying cash flow hedge relationships.
This sensitivity provides an analysis of changes in interest rates, considering the previous year´s interest rate volatility.

Additionally, the Bank measures the sensitivity of the equity value (EVE) following the methodology described by the Basel Committee on Banking Supervision, which measures the interest rate risk embedded in the equity value, which for interest rate risk purposes is defined as the difference between the net present value of assets less the net present value of liabilities due, based on the impact of a change in interest rates on such present values.

The following table presents the sensitivity analysis performed for the Bank:

	Change in interest rate	Effect on profit or loss	Effect on equity	Effect on equity value (EVE)
June 30, 2026	+50 bps	1,107	7,851	(11,561)
	-50 bps	(350)	(7,999)	11,690

December 31, 2025	+50 bps	1,592	5,215	(9,823)
	-50 bps	(1,773)	(5,320)	9,911

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

C.Market risk (continued)

ii.     Foreign exchange risk
The following table presents the maximum exposure amount in foreign currency of the Bank’s carrying amount of total assets and liabilities, except for hedging relationships.

	June 30, 2026
	Brazilian Real	European Euro	Japanese Yen	Colombian Peso	Mexican Peso	Other Currencies(1)	Total
Exchange rate	5.17	1.14	162.60	3,424.66	17.49
Assets
Cash and due from banks	395	227	9	56	1,409	29	2,125
Loans	—	26,778	—	—	472,990	27,555	527,323
Total	395	27,005	9	56	474,399	27,584	529,448

Liabilities

Borrowings and debt	—	(26,794)	—	—	(474,044)	(27,555)	(528,393)
Total	—	(26,794)	—	—	(474,044)	(27,555)	(528,393)

Net currency position	395	211	9	56	355	29	1,055

	December 31, 2025
	Brazilian Real	European Euro	Japanese Yen	Colombian Peso	Mexican Peso	Other Currencies(1)	Total
Exchange rate	5.49	1.17	156.74	3,773.58	18.01
Assets
Cash and due from banks	60	1,847	8	50	2,309	80	4,354
Loans	—	27,472	—	—	415,704	25,175	468,351
Total	60	29,319	8	50	418,013	25,255	472,705

Liabilities
Borrowings and debt	—	(28,910)	—	—	(417,953)	(25,175)	(472,038)
Total	—	(28,910)	—	—	(417,953)	(25,175)	(472,038)

Net currency position	60	409	8	50	60	80	667
(1)It includes other currencies such as: Argentine pesos, Australian dollar, Swiss franc, Sterling pound, Costa Rican colones and Peruvian soles.
.

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.Fair value of financial instruments

A.Recurring fair value measurements

Financial instruments measured at fair value on a recurring basis by caption on the consolidated statement of financial position using the fair value hierarchy are described below:

	June 30, 2026
	Level 1	Level 2	Level 3	Total
Assets
Loans at FVOCI	—	265,505	—	265,505
Securities and other financial assets:
Securities at FVOCI - Corporate debt	—	184,830	—	184,830
Securities at FVOCI - Sovereign debt	—	143,247	—	143,247
Total securities and other financial assets	—	593,582	—	593,582

Derivative financial instruments - assets:
For trading:
Interest rate swaps	—	6,304	—	6,304
Foreign exchange forwards	—	13	—	13
For hedging:
Interest rate swaps	—	21,450	—	21,450
Cross-currency swaps	—	75,436	—	75,436
Total derivative financial instrument assets	—	103,203	—	103,203
Total assets at fair value	—	696,785	—	696,785

Liabilities
Derivative financial instruments - liabilities:
For trading:
Interest rate swaps	—	(3,596)	—	(3,596)
Foreign exchange forwards	—	(5)	—	(5)
For hedging:
Interest rate swaps	—	(6,473)	—	(6,473)
Cross-currency swaps	—	(39,561)	—	(39,561)
Foreign exchange forwards	—	(429)	—	(429)
Total derivative financial instruments - liabilities	—	(50,064)	—	(50,064)
Total liabilities at fair value	—	(50,064)	—	(50,064)

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.Fair value of financial instruments (continued)

A.Recurring fair value measurements (continued)

	December 31, 2025
	Level 1	Level 2	Level 3	Total
Assets
Loans at FVOCI	—	77,240	—	77,240
Securities at FVOCI - Corporate debt	—	69,476	—	69,476
Total securities and other financial assets	—	146,716	—	146,716

Derivative financial instruments - assets:
For trading:
Interest rate swaps	—	1,569	—	1,569
For hedging:
Interest rate swaps	—	26,075	—	26,075
Cross-currency swaps	—	43,762	—	43,762
Total derivative financial instrument assets	—	71,406	—	71,406
Total assets at fair value	—	218,122	—	218,122

Liabilities
Derivative financial instruments - liabilities:
For trading:
Interest rate swaps	—	(433)	—	(433)
For hedging:
Interest rate swaps	—	(5,435)	—	(5,435)
Cross-currency swaps	—	(57,027)	—	(57,027)
Foreign exchange forwards	—	(44)	—	(44)
Total derivative financial instruments - liabilities	—	(62,939)	—	(62,939)
Total liabilities at fair value	—	(62,939)	—	(62,939)

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.Fair value of financial instruments (continued)

B.Non-recurring fair value measurements

The following table provides information on the carrying value and the estimated fair value of the Bank’s financial instruments that are not measured at fair value:

	June 30, 2026
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits in banks	1,888,971	1,888,971	—	1,888,971	—
Securities at amortized cost (1)	1,355,076	1,359,401	—	1,359,401	—
Loans at amortized cost (2)	10,199,513	10,460,661	—	10,460,661	—
Customers' liabilities under acceptances	198,040	198,040	—	198,040	—

Liabilities
Customer deposits	7,934,541	7,934,541	—	7,934,541	—
Securities sold under repurchase agreements	275,310	275,310	—	275,310	—
Borrowings and debt, net	4,148,884	4,176,353	—	4,176,353	—
Acceptances outstanding	198,040	198,040	—	198,040	—

	December 31, 2025
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits in banks	1,923,731	1,923,731	—	1,923,731	—
Securities at amortized cost (1)	1,359,514	1,375,788	—	1,375,788	—
Loans at amortized cost (2)	9,064,428	9,319,038	—	9,319,038	—
Customers' liabilities under acceptances	161,597	161,597	—	161,597	—

Liabilities
Customer deposits	6,640,290	6,640,290	—	6,640,290	—
Securities sold under repurchase agreements	130,509	130,509	—	130,509	—
Borrowings and debt, net	4,030,389	4,071,789	—	4,071,789	—
Acceptances outstanding	161,597	161,597	—	161,597	—
(1)The carrying value of securities at amortized cost is net of accrued interest receivable of $16.4 million and the allowance for expected credit losses of $0.4 millions as of June 30, 2026 (accrued interest receivable of $14.8 millions and the allowance for expected credit losses of $1.0 millions as of December 31, 2025).
(2)The carrying value of loans at amortized cost is net of accrued interest receivable of $114.8 million , the allowance for expected credit losses of $78.9 millions and unearned interest and deferred fees of $33.4 millions as of June 30, 2026 (accrued interest receivable of $87.8 millions, the allowance for expected credit losses of $93.8 millions and unearned interest and deferred fees of $34.3 millions as of December 31, 2025).

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.Cash and due from banks

The following table presents the details of interest-bearing deposits in banks and restricted deposits:

	June 30, 2026	December 31, 2025
Demand deposits (1)	1,749,829	1,767,208
Time deposits	75,000	75,000
Total cash and cash equivalent	1,824,829	1,842,208

Time deposits with original maturity over 90 days and other restricted and pledged deposits (2)	63,620	80,954
Total cash and due from bank	1,888,449	1,923,162

Interest receivable deposits	688	724
Total cash and due from banks and interest	1,889,137	1,923,886
Less: Allowance for credit losses	(166)	(155)
Total cash and due from banks, net	1,888,971	1,923,731

The following table presents the pledged and restricted deposits classified by country risk:

	June 30,
	June 30, 2026	December 31, 2025
Country:
Chile(2)	28,000	28,000
France	1,151	—
Germany	8,663	12,114
Japan	9,030	15,860
Panama	1,600	1,600
Spain	476	—
United States of America(2)	14,700	23,380
Total	63,620	80,954

(1) Demand deposits includes $1,296 million (December 31, 2025: $1,734 million) at Federal Reserve of United States of America.
(2) As a June 30, 2026 restricted deposit of $28 million are included (December 31, 2025: $28 million), with the New York State Department of Financial Services under March 1994 legislation.

The following table shows cash and deposits in local and foreign banks, based on the ratings assigned by the rating agencies:

	June 30, 2026	December 31, 2025
Credit rating:
Aaa-Aa3	1,736,567	1,739,387
A1-A3	71,819	94,735
Baa1-Baa3	78,692	77,952
Ba1-Ba3	523	200
Caa1-Caa3	3	75
No rating	845	10,813
	1,888,449	1,923,162

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.Investment securities

Securities are presented as follows:

June 30, 2026	Amortized cost	FVOCI (1)	Total
Principal	1,339,109	323,614	1,662,723
Interest receivable	16,380	4,463	20,843
Gross amount	1,355,489	328,077	1,683,566
Allowance (1)	(413)	—	(413)
Total	1,355,076	328,077	1,683,153

December 31, 2025	Amortized cost	FVOCI (1)	Total
Principal	1,345,742	68,892	1,414,634
Interest receivable	14,755	584	15,339
Gross amount	1,360,497	69,476	1,429,973
Allowance (1)	(983)	—	(983)
Total	1,359,514	69,476	1,428,990

(1)As of June 30, 2026 and December 31, 2025, the allowance for credit losses on securities at FVOCI for $795 thousand and $16 thousand, respectively, is included in the equity within Other comprehensive income in the consolidated statement of financial position.

Securities by contractual maturity are shown in the following table:

June 30, 2026	Amortized cost	FVOCI	Total
Due within 1 year	417,926	62,706	480,632
After 1 to 5 years	921,183	244,618	1,165,801
After 5 to 10 years	—	16,290	16,290
Balance - principal	1,339,109	323,614	1,662,723

December 31, 2025	Amortized cost	FVOCI	Total
Due within 1 year	372,910	55,540	428,450
After 1 to 5 years	951,261	13,352	964,613
After 5 to 10 years	21,571	—	21,571
Balance - principal	1,345,742	68,892	1,414,634

The following table includes the securities pledged to secure repurchase transactions (see note 13):

	June 30, 2026	December 31, 2025
Securities pledged to secure repurchase transactions	303,823	147,480

Securities sold under repurchase agreements	(275,310)	(130,509)
As of June 30, 2026, investments measured at amortized cost totaling $30 million that had experienced a significant increase in credit risk were sold.

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.Loans

The following table presents the loan portfolio according to its classification and subsequent measurement:

June 30, 2026	Amortized cost	FVOCI (1)	Total
Loans - principal balance	10,196,982	264,747	10,461,729
Interest receivable	114,813	1,585	116,398
Unearned interest and deferred fees	(33,380)	(827)	(34,207)
Gross balance	10,278,415	265,505	10,543,920
Allowance for credit losses	(78,902)	—	(78,902)
Loans, net	10,199,513	265,505	10,465,018

December 31, 2025	Amortized cost	FVOCI (1)	Total
Loans - principal balance	9,104,725	76,576	9,181,301
Interest receivable	87,837	982	88,819
Unearned interest and deferred fees	(34,326)	(318)	(34,644)
Gross balance	9,158,236	77,240	9,235,476
Allowance for credit losses	(93,808)	—	(93,808)
Loans, net	9,064,428	77,240	9,141,668
(1)As of June 30, 2026, the allowance for credit losses of loans at FVOCI for $1,578 thousand (December 31,2025: $468 thousand) are included in the equity in the consolidated statement of financial position in the line Other comprehensive income.
As of June 30, 2026, the Bank sold loans measured at FVOCI for $10 million, realizing a gain of $75 thousand, and loans measured at amortized cost with credit risk exposure of $50 million and no gains recognized.
The fixed and floating interest rate distribution of the loan portfolio is as follows:

	June 30, 2026	December 31, 2025
Fixed interest rate	5,816,157	5,065,160
Floating interest rates	4,727,763	4,170,316
Total	10,543,920	9,235,476
As of June 30, 2026, 79% (December 31, 2025: 70%) of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days. Interest rates on loans ranges from 2.39% to 16.28% (December 31, 2025: 3.70% to 16.28%).

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

8.Loan commitments and financial guarantee contracts

The Bank’s outstanding loan commitments and financial guarantee contracts are as follows:

	June 30, 2026	December 31, 2025
Documentary letters of credit	551,544	240,120
Stand-by letters of credit and guarantees - commercial risk	816,821	836,434
Loans Commitments	656,889	720,435
Letters of credit Commitments	117,115	43,668
Total	2,142,369	1,840,657

The remaining maturity profile of the Bank’s outstanding loan commitments and financial guarantee contracts is as follows:

	June 30, 2026	December 31, 2025
Up to 1 year	1,589,857	1,331,002
From 1 to 2 years	181,950	213,223
Over 2 to 5 years	336,991	262,861
More than 5 years	33,571	33,571
Total	2,142,369	1,840,657

9.Gain on financial instruments, net

The amounts that were recognized in the consolidated statement of profit or loss related to the results of financial instruments are detailed below:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Realized (loss) gain on sale of financial instruments
Loans
At amortized cost	—	273	—	273
At fair value through profit and loss	—	958	—	957
At fair value through other comprehensive income	75	124	75	124
Investment Securities
At amortized cost	112	(89)	112	(541)
At fair value through other comprehensive income	124	—	124	87
Customer derivatives
Realized gain on intermediary derivatives	39	—	60	—
Other financial instruments
(Loss) gain on derivative financial instruments and foreign currency exchange, net	176	(1,079)	534	824
Total realized gain on financial instruments	526	187	905	1,724

Unrealized gain on financial instruments
Intermediary derivatives	1,300	4	1,558	28
Other trading financial instruments	365	1,970	(602)	2,393
Total unrealized gain on financial instruments	1,665	1,974	956	2,421

Total gain on financial instruments, net	2,191	2,161	1,861	4,145

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10. Derivative financial instruments

A.Trading derivative financial instruments

The following table details quantitative information on the notional amount and carrying amount of trading derivative instruments:

	June 30, 2026			December 31, 2025
	Notional amount	Carrying amount of trading derivative		Notional amount	Carrying amount of trading derivative
		Asset	Liability		Asset	Liability

Interest Rate Swap	948,940	6,304	(3,596)	536,716	1,569	(433)
Forward contract	4,972	13	(5)	—	—	—
	953,912	6,317	(3,601)	536,716	1,569	(433)

	June 30, 2026			December 31, 2025
	Forward contract	Interest rate swap	Total	Forward contract	Interest rate swap	Total
Up to 1 year	4,972	—	4,972	—	—	—
Over 2 to 5 years	—	622,717	622,717	—	286,716	286,716
More than 5 years	—	326,223	326,223	—	250,000	250,000
Total	4,972	948,940	953,912	—	536,716	536,716

The following table details quantitative information on the notional amounts and carrying amounts of the derivative instruments used for hedging by type of risk hedged and type of hedge:

	June 30, 2026			December 31, 2025
	Notional amount (2)	Carrying amount of hedging instruments		Notional amount (2)	Carrying amount of hedging instruments
		Asset (1)	Liability (1)		Asset (1)	Liability (1)
Interest rate risk
Fair value hedges	1,551,934	21,450	(6,473)	1,217,765	26,075	(5,435)
Interest rate and foreign exchange risk
Fair value hedges	495,891	28,947	(12,589)	204,032	13,012	(9,730)
Cash flow hedges	1,420,570	46,489	(26,972)	1,113,263	30,750	(47,297)
Foreign exchange risk
Cash flow hedges	41,014	—	(429)	7,039	—	(44)
	3,509,409	96,886	(46,463)	2,542,099	69,837	(62,506)
(1)Included in the consolidated statement of financial position under the line Hedging derivative financial instruments - assets or liabilities.
(2)At June 30, 2026 the notional amounts of derivative financial instruments include $1,730.4 million (December 31, 2025: $1,234.5 million) of interest rate swaps and cross currency interest rate swaps, which were designated in aggregate exposure hedges hedging underlying assets totaling $1,733.8 million (December 31, 2025: $1,217.4 million at).

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)

Fair value hedges

The following table details the notional amounts and carrying amounts of derivative instruments used in fair value hedges by type of risk and hedged item, along with the changes during the years used to determine and recognize the ineffectiveness of the hedge:

	June 30, 2026
	Notional amount	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge ineffectiveness (2)	Ineffectiveness recognized in profit or loss (2)
		Asset (1)	Liability (1)
Interest rate risk
Loans	85,056	2,225	(135)	493	1
Securities at amortized cost	771,277	9,716	(1,835)	4,085	(1,321)
Customer deposits	5,000	—	(82)	(205)	45
Repurchase agreements	41,763	683	(62)	17	47
Borrowings and debt	648,838	8,827	(4,359)	(11,123)	497
Interest rate and foreign exchange risk
Loans	303,797	12,559	(999)	9,749	371
Borrowings and debt	192,094	16,387	(11,590)	552	449
Total	2,047,825	50,397	(19,062)	3,568	89

	December 31, 2025
	Notional amount	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge ineffectiveness (2)	Ineffectiveness recognized in profit or loss (2)
		Asset (1)	Liability (1)
Interest rate risk
Loans	25,000	—	(644)	(636)	(29)
Securities at amortized cost	164,600	—	(4,383)	(2,932)	655
Customer deposits	60,000	270	—	384	(7)
Repurchase agreements	60,485	147	(395)	9	(65)
Borrowings and debt	907,680	25,658	(13)	14,279	263
Interest rate and foreign exchange risk
Loans	11,938	—	(742)	(648)	74
Borrowings and debt	192,094	13,012	(8,988)	16,553	(431)
Total	1,421,797	39,087	(15,165)	27,009	460

(1)Included in the consolidated statement of financial position under the line Hedging derivative financial instruments - assets or liabilities.
(2)Included in the consolidated statement of profit or loss under the line Gain on financial instruments, net.

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)

The following table details the notional amounts and carrying amounts of the fair value hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	June 30, 2026
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Accumulated amount of fair value hedge adjustments included in the carrying amount of the hedged items	Change in fair value of the hedged items used to calculate hedge ineffectiveness (1)
	Asset	Liability
Interest rate risk
Loans	25,440	—	Loans, net	114	(493)
Securities at amortized cost	293,377	—	Securities, net	(2,321)	(5,405)
Customer deposits	—	(60,252)	Demand deposits	(23)	250
Repurchase agreements	—	(27,134)	Securities sold under repurchase agreements	(1)	30
Borrowings and debt	—	(299,492)	Borrowings and debt, net	1,459	11,622
Interest rate and foreign exchange risk
Loans	304,895	—	Loans, net	(8,657)	(9,378)
Borrowings and debt	—	(197,064)	Borrowings and debt, net	(2,771)	(103)
Total	623,712	(583,942)		(12,200)	(3,477)

	December 31, 2025
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Accumulated amount of fair value hedge adjustments included in the carrying amount of the hedged items	Change in fair value of the hedged items used to calculate hedge ineffectiveness (1)
	Asset	Liability
Interest rate risk
Loans	25,938	—	Loans, net	607	607
Securities at amortized cost	169,643	—	Securities, net	3,587	3,587
Customer deposits	—	(60,477)	Demand deposits	(273)	(391)
Repurchase agreements	—	(61,027)	Securities sold under repurchase agreements	(168)	(74)
Borrowings and debt	—	(301,065)	Borrowings and debt, net	(10,171)	(14,016)
Interest rate and foreign exchange risk
Loans	12,117	—	Loans, net	722	722
Borrowings and debt	—	(196,801)	Borrowings and debt, net	(2,669)	(16,984)
Total	207,698	(619,370)		(8,365)	(26,549)

(1)Included in the consolidated statement of profit or loss under the line Gain on financial instruments, net.

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)

The following table details the maturity of the notional amount for the derivative instruments used in fair value hedges:

	June 30, 2026			December 31, 2025
	Interest rate swaps	Cross currency swaps	Total	Interest rate swaps	Cross currency swaps	Total
Up to 1 year	435,845	54,743	490,588	374,769	19,882	394,651
From 1 to 2 years	429,839	380,596	810,435	298,293	122,176	420,469
Over 2 to 5 years	656,983	50,427	707,410	515,435	51,849	567,284
More than 5 years	29,267	10,125	39,392	29,268	10,125	39,393
Total	1,551,934	495,891	2,047,825	1,217,765	204,032	1,421,797

The following table details the ineffectiveness recognized in profit or loss for the derivative instruments used in fair value hedges:

	Three months ended June 30, 2026			Six months ended June 30, 2026
	Current	Overdue	Total	Current	Overdue	Total
Ineffectiveness recognized in profit or loss
Interest rate risk
Loans	(27)	—	(27)	1	—	1
Securities at amortized cost	(438)	(334)	(772)	(1,321)	(334)	(1,655)
Customer deposits	34	—	34	45	—	45
Repurchase agreements	6	5	11	47	5	52
Borrowings and debt	821	—	821	497	2	499
Interest rate and foreign exchange risk
Loans	414	—	414	371	—	371
Borrowings and debt	7	—	7	449	—	449
Total	817	(329)	488	89	(327)	(238)

	Three months ended June 30, 2025			Six months ended June 30, 2025
	Current	Overdue	Total	Current	Overdue	Total
Ineffectiveness recognized in profit or loss
Interest rate risk
Loans	(18)	—	(18)	(49)	—	(49)
Securities at amortized cost	(66)	—	(66)	427	—	427
Customer deposits	1	—	1	3	134	137
Repurchase agreements	1	—	1	(5)	(28)	(33)
Borrowings and debt	570	8	578	396	8	404
Interest rate and foreign exchange risk
Loans	244	—	244	244	—	244
Borrowings and debt	272	—	272	79	—	79
Total	1,004	8	1,012	1,095	114	1,209

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)

Cash flow hedges

The following table details the notional amounts and carrying amounts of derivative instruments used in cash flow hedges by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	June 30, 2026
		Carrying amount of hedging instruments		Change in fair value used for calculating hedge ineffectiveness	Changes in the fair value of the hedging instruments recognized in OCI (2)	Ineffectiveness recognized in profit or loss (3)	Amount reclassified from the hedge reserve to profit or loss (4)
	Nominal amount	Asset (1)	Liability (1)
Interest rate and foreign exchange risk
Loans	9,864	—	(409)	269	269	—	—
Borrowings and debt	1,410,706	46,489	(26,563)	36,393	36,565	172	1
Foreign exchange risk
Loans	6,032	—	(3)	(3)	(3)	—	2
Borrowings and debt	34,982	—	(426)	(426)	(422)	4	—
Total	1,461,584	46,489	(27,401)	36,233	36,409	176	3

	December 31, 2025
		Carrying amount of hedging instruments		Change in fair value used for calculating hedge ineffectiveness	Changes in the fair value of the hedging instruments recognized in OCI (2)	Ineffectiveness recognized in profit or loss (3)	Amount reclassified from the hedge reserve to profit or loss (4)
	Nominal amount	Asset (1)	Liability (1)
Interest rate and foreign exchange risk
Loans	20,658	—	(1,697)	(1,810)	(1,810)	—	(44)
Borrowings and debt	1,092,605	30,750	(45,600)	100,248	100,802	554	(466)
Foreign exchange risk
Loans	7,039	—	(44)	(44)	(44)	—	(278)
Deposits	—	—	—	—	—	—	3
Borrowings and debt	—	—	—	—	—	—	22
Total	1,120,302	30,750	(47,341)	98,394	98,948	554	(763)

(1) Included in the consolidated statement of financial position under the line Hedging derivative financial instruments - assets or liabilities.
(2) Included in equity in the consolidated statement of financial position under the line Other comprehensive income (loss).
(3) Hedge ineffectiveness attributable to matured hedges included in the consolidated statement of profit or loss in the line Gain on financial instruments, net.
(4) Hedging reserve attributable to expired hedges reclassified to the consolidated statement of profit or loss in the line Gain on financial instruments, net.

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)
The following table details the carrying amounts of the cash flow hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	June 30, 2026
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Change in the fair value of the hedged items used to calculate the hedge ineffectiveness (1)	Cash flow hedge reserve
	Asset	Liability
Interest rate risk
Borrowings and debt	—	—	Borrowings and debt, net	—	3,445
Interest rate and foreign exchange risk
Loans	10,373	—	Loans, net	(269)	23
Borrowings and debt	—	(1,441,304)	Borrowings and debt, net	(36,393)	(11,518)
Foreign exchange risk
Loans	5,711	—	Loans, net	3	5
Borrowings and debt	—	(34,493)	Borrowings and debt, net	426	147
Total	16,084	(1,475,797)		(36,233)	(7,898)

	December 31, 2025
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Change in the fair value of the hedged items used to calculate the hedge ineffectiveness (1)	Cash flow hedge reserve
	Asset	Liability
Interest rate and foreign exchange risk
Loans	21,191	—	Loans, net	1,810	61
Borrowings and debt	—	(1,101,787)	Borrowings and debt, net	(100,248)	(1,332)
Foreign exchange risk
Loans	7,077	—	Loans, net	44	(29)
Total	28,268	(1,101,787)		(98,394)	(1,300)

The following table details the maturity of the derivative instruments used in cash flow hedges:

	June 30, 2026			June 30, 2026
	Foreign exchange forward contract	Cross currency swaps	Total	Foreign exchange forward contract	Cross currency swaps	Total
Up to 1 year	41,014	468,708	509,722	7,039	324,098	331,137
From 1 to 2 years	—	79,382	79,382	—	116,762	116,762
Over 2 to 5 years	—	843,213	843,213	—	643,135	643,135
More than 5 years	—	29,267	29,267	—	29,268	29,268
Total	41,014	1,420,570	1,461,584	7,039	1,113,263	1,120,302

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)

The following table details the ineffectiveness recognized in profit or loss for the derivative instruments used in cash flow hedges:

	Three months ended June 30, 2026			Six months ended June 30, 2026
	Current	Overdue	Total	Current	Overdue	Total
Ineffectiveness recognized in profit or loss
Interest rate and foreign exchange risk
Borrowings and debt	9	(1)	8	172	1	173
Foreign exchange risk
Loans	—	2	2	—	2	2
Borrowings and debt	4	—	4	4	—	4
Total	13	1	14	176	3	179

	Three months ended June 30, 2025			Six months ended June 30, 2025
	Current	Overdue	Total	Current	Overdue	Total
Ineffectiveness recognized in profit or loss
Interest rate and foreign exchange risk
Loans	1	(45)	(44)	(1)	(45)	(46)
Borrowings and debt	348	—	348	885	162	1,047
Foreign exchange risk
Deposits	(41)	—	(41)	(41)	—	(41)
Total	308	(45)	263	843	117	960
11.Other assets

Following is a summary of other assets:

	June 30, 2026	December 31, 2025
Other accounts receivable	41,809	5,480
Prepaid expenses	5,199	1,173
Prepaid fees and commissions	462	567
Technology projects under development	11,338	9,755
Improvement project under development	850	1,710
Severance fund	3,175	2,934
Other	3,972	6,965
Total	66,805	28,584
The increase in other accounts receivable mainly corresponds to an outstanding receivable balance for $31 million arising from the sale of a loan portfolio as of June 30, 2026.

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

12. Customer deposits

Following is a summary of customer deposits:

	June 30, 2026	December 31, 2025
Demand deposits	862,317	698,570
Time deposits	7,027,860	5,905,646
	7,890,177	6,604,216
Interest payable	44,364	36,074
Total	7,934,541	6,640,290

The remaining and contractual maturity profile of the Bank's deposits, excluding interest payable, is as follows:

	Remaining term		Original contractual
	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Demand	862,317	698,570	862,317	698,570
Up to 1 month	3,702,305	3,110,156	2,828,024	2,033,327
From 1 to 3 months	1,592,067	1,331,165	1,144,928	1,291,076
From 3 to 6 months	1,115,828	732,639	1,604,278	1,420,130
From 6 month to 1 year	488,775	487,901	1,005,827	824,770
From 1 to 2 years	51,321	217,045	360,050	303,104
From 2 to 5 years	77,564	26,740	84,753	33,239
Total	7,890,177	6,604,216	7,890,177	6,604,216
The following table presents additional information regarding the Bank’s deposits:

	June 30, 2026	December 31, 2025
Aggregate amount of $100,000 or more	7,889,559	6,603,585
Aggregate amount of deposits in the New York Agency	2,362,711	1,891,001

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Interest expense on deposits made in the New York Agency	22,604	19,073	42,523	36,721

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.Securities sold under repurchase agreements
The following table details the financing under repurchase agreement:

	June 30, 2026	December 31, 2025
Financing transactions under repurchase agreements	274,011	129,698
Interest payable	1,299	811
Total financing under repurchase agreement	275,310	130,509

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Interest expense on financing contracts under repurchase agreement	2,200	2,860	3,840	5,261

Financing contracts under repurchase agreements bear interest at rates ranging from 4.05% to 5.06% (December 31, 2025: 4.20% to 5.36% ) with several maturities up to October 16, 2026.
As indicated in Note 6, as of June 30, 2026, the repurchase agreements were secured by investments classified as amortized cost by the amount of $304 millions (December 31, 2025: $147 millions).
14. Borrowings and debt

Some borrowing agreements include various events of default and covenants relating to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of June 30, 2026, the Bank was in compliance with all those covenants.

Carrying amount of borrowings and debt is detailed as follows:

	June 30, 2026
	Short-Term		Long-term
	Borrowings	Debt	Borrowings	Debt	Total
Principal	1,409,729	750	773,451	1,929,891	4,113,821
Transaction costs	(85)	(2)	(2,509)	(4,536)	(7,132)
Interest payable	8,894	4	9,198	24,099	42,195
	1,418,538	752	780,140	1,949,454	4,148,884

	December 31, 2025
	Short-Term		Long-term
	Borrowings	Debt	Borrowings	Debt	Total
Principal	1,508,959	1,750	757,775	1,732,286	4,000,770
Transaction costs	(48)	(2)	(2,952)	(4,670)	(7,672)
Interest payable	9,095	5	7,787	20,404	37,291
	1,518,006	1,753	762,610	1,748,020	4,030,389

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.Borrowings and debt (continued)

Short-term borrowings and debt

The breakdown of short-term (original maturity of less than one year) borrowings and debt, along with contractual interest rates, is as follows:

	June 30, 2026	December 31, 2025
Short-term borrowings:
At fixed interest rates	1,320,052	1,508,959
At floating interest rates	89,677	—
Principal	1,409,729	1,508,959
Less: Transaction costs	(85)	(48)
Interest payable	8,894	9,095
Total short-term borrowings, net	1,418,538	1,518,006

Short-term debt:
At fixed interest rates	750	1,750
Principal	750	1,750
Less: Transaction costs	(2)	(2)
Interest payable	4	5
Total short-term debt, net	752	1,753
Total short-term borrowings and debt	1,419,290	1,519,759

Range of fixed interest rates on borrowings and debt in U.S. dollars	3.75% to 4.46%	3.75% to 4.77%
Range of floating interest rates on borrowings in U.S. dollars	4.06%	—
Range of fixed interest rates on borrowings in Mexican pesos	6.85% to 7.06%	7.68% to 7.72%
Range of floating interest rates on borrowings and debt in Mexican pesos	7.09% to 7.17%	—
Range of fixed interest rates on borrowings and debt in Euros	2.60% to 3.40%	2.52% to 2.63%

The outstanding balances of short-term borrowings and debt by currency, excluding prepaid commissions, are as follows:

	June 30, 2026	December 31, 2025
US dollar	1,117,752	1,455,149
Mexican peso	231,670	26,650
Euros	61,057	28,910
Total	1,410,479	1,510,709

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.Borrowings and debt (continued)

Long-term borrowings and debt

The breakdown of long-term borrowings and debt (original maturity of more than one year), along with contractual interest rates, plus prepaid commissions are as follows:

	June 30, 2026	December 31, 2025
Long-term borrowings:
At fixed interest rates	55,681	64,244
At floating interest rates	717,770	693,531
Principal	773,451	757,775
Less: Transaction costs	(2,509)	(2,952)
Interest payable	9,198	7,787
Total long-term borrowings, net	780,140	762,610

Long-term debt:
At fixed interest rates	726,820	737,148
At floating interest rates	1,203,071	995,138
Principal	1,929,891	1,732,286
Less: Prepaid commissions	(4,536)	(4,670)
Interest payable	24,099	20,404
Total long-term debt, net	1,949,454	1,748,020
Total long-term borrowings and debt, net	2,729,594	2,510,630

Range of fixed interest rates on borrowings and debt in U.S. dollars	4.75% to 6.15%	4.75% to 6.15%
Range of floating interest rates on borrowings and debt in U.S. dollars	4.77% to 5.62%	4.80% to 5.66%
Range of fixed interest rates on borrowings and debt in Mexican pesos	9.20% to 10.78%	6.50% to 10.78%
Range of floating interest rates on borrowings and debt in Mexican pesos	7.01% to 7.80%	7.66% to 8.61%
Range of floating interest rates on borrowings and debt in Costa Rican colones	6.15%	6.28%
Range of fixed interest rates on debt in Japanese yens	1.10% to 2.28%	0.95% to 1.90%
Range of fixed interest rates on debt in Euros	0.90% to 3.16%	0.90% to 3.16%
Range of fixed interest rates on debt in Australian dollars	6.81%	6.81%
Range of fixed interest rates on debt in Sterling pounds	1.50%	1.50%
Range of fixed interest rates on debt in Peruvian sol	7.00%	7.00%

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.Borrowings and debt (continued)

Long-term borrowings and debt (continued)

The outstanding balances of long-term borrowings and debt by currency, excluding prepaid commissions, are as follows:

	June 30, 2026	December 31, 2025
US dollar	810,320	786,949
Mexican peso	1,679,417	1,480,905
Japanese yen	126,583	125,167
Euro	17,071	29,326
Peruvian soles	27,574	27,961
Australian dollar	9,917	9,599
Sterling pound	4,905	4,979
Costa Rican colones	27,555	25,175
Carrying amount - principal	2,703,342	2,490,061
Future payments of long-term borrowings and debt outstanding as of June 30, 2026, are as follows:

Year	Outstanding
2026	267,887
2027	886,258
2028	895,418
2029	585,548
2030	19,000
2031	39,314
2034	9,917
Carrying amount - principal	2,703,342

The following table presents the reconciliation of movements of borrowings and debt arising from financing activities, as presented in the consolidated statement of cash flows:

	2026	2025
Balance as of January 1,	4,030,389	4,388,720
Monetary transactions:
Net decrease in short-term borrowings and debt	(98,606)	(432,939)
Proceeds from long-term borrowings and debt	358,967	65,776
Payments of long-term borrowings and debt	(182,977)	(383,235)
Non-monetary transactions:
Change in foreign currency rates	38,059	167,895
Fair value adjustment due to hedge accounting relationship	(1,541)	9,553
Other adjustments	376	1,925
Liability-related
Interest expense	115,541	120,729
Interest payable	(111,324)	(116,431)
Balance as of June 30,	4,148,884	3,821,993

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

15. Lease liabilities

Maturity analysis of contractual undiscounted cash flows of the lease liabilities is detailed below:

	June 30, 2026	December 31, 2025
Up to 1 year	2,309	2,126
From 1 to 5 years	8,822	8,134
After 5 to 10 years	12,473	12,179
Total undiscounted lease liabilities	23,604	22,439

Short-term	1,581	1,461
Long-term	17,748	16,968
Total lease liabilities included in the consolidated statement of financial position	19,329	18,429
Amounts recognized in the consolidated statement of cash flows:

	June 30,
	2026	2025
Payments of lease liabilities	743	493
Amounts recognized in consolidated statement of profit or loss:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Interest on lease liabilities	(177)	(179)	(349)	(361)

16. Other liabilities

Following is a summary of other liabilities:

	June 30, 2026	December 31, 2025
Accruals and other accumulated expenses	22,642	26,901
Accounts payable	8,459	8,751
Unearned commissions	10,207	15,628
Others	83	83
Total	41,391	51,363

17. Dividends and coupons

The following amounts were recognized as dividends to equity holders:

	June 30,
	2026	2025
Dividends per ordinary share	51,656	46,492
Coupons payable on other equity instruments	7,500	—
Total	59,156	46,492
At the Board of Directors’ meeting held on February 10, 2026, the payment of the first coupon on the Bank’s Additional Tier 1 (AT1) capital instruments was approved, which was paid on March 18, 2026.

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

18. Earnings per share

The following table presents a reconciliation of profit and share data used in the basic earnings per share (“EPS”) computations for the dates indicated:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
(Thousands of U.S. dollars)
Profit for the period	66,454	64,184	122,809	115,916
Coupons payable on other equity instruments	—	—	(7,500)	—
Profit for the period attributable to holders oof ordinary shares	66,454	64,184	115,309	115,916

(U.S. dollars)
Basic earnings per share	1.77	1.73	3.08	3.13

(Thousands of shares)
Weighted average of common shares outstanding applicable to basic EPS	37,579	37,203	37,483	37,072

19.Fee and commission income

Fee and commission income from contracts with customers broken down by main types of services, are detailed as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Structured services	7,864	9,989	10,988	12,378
Letters of credit and guarantees	9,538	7,831	16,832	14,542
Credit commitments	5,201	2,802	8,796	4,198
Other commissions	1,941	95	2,346	529
Total fee and commission income	24,544	20,717	38,962	31,647
Fees and commission expense	(1,209)	(805)	(2,497)	(1,152)
Total	23,335	19,912	36,465	30,495
The following table present information the unearned commission that is expected to be recognized on the existing contracts:

June 30, 2026
Up to 1 year	11,274
From 1 to 2 years	1,077
More than 2 years	2,289
Total	14,640

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

20.Business segment information

        The following table provides certain information regarding the Bank’s operations by segment:

	Three months ended June 30, 2026			Six months ended June 30, 2026
	Commercial	Treasury	Total	Commercial	Treasury	Total
Interest income	168,269	30,948	199,217	324,050	61,115	385,165
Interest expense	(142)	(125,796)	(125,938)	(279)	(241,401)	(241,680)
Inter-segment net interest income	(102,142)	102,142	—	(195,509)	195,509	—
Net interest income	65,985	7,294	73,279	128,262	15,223	143,485
Other income (expense), net	23,657	1,966	25,623	37,064	1,453	38,517
Total income	89,642	9,260	98,902	165,326	16,676	182,002

Provision for credit losses	(8,656)	57	(8,599)	(13,895)	562	(13,333)
Operating expenses	(18,764)	(5,085)	(23,849)	(36,143)	(9,717)	(45,860)
Segment profit	62,222	4,232	66,454	115,288	7,521	122,809

Segment assets				10,916,767	3,453,273	14,370,040
Segment liabilities				225,471	12,412,664	12,638,135

	Three months ended June 30, 2025				Six months ended June 30, 2025
	Commercial	Treasury	Total		Commercial	Treasury	Total
Interest income	159,415	35,016	194,431	194431000	317,677	66,174	383,851
Interest expense	(143)	(126,549)	(126,692)		(290)	(250,566)	(250,856)
Inter-segment net interest income	(99,615)	99,615	—		(198,702)	198,702	—
Net interest income	59,657	8,082	67,739		118,685	14,310	132,995
Other income (expense), net	21,519	784	22,303		32,400	2,596	34,996
Total income	81,176	8,866	90,042		151,085	16,906	167,991

Provision for credit losses	(5,182)	163	(5,019)		(10,257)	22	(10,235)
Operating expenses	(16,271)	(4,568)	(20,839)		(33,192)	(8,648)	(41,840)
Segment profit	59,723	4,461	64,184		107,636	8,280	115,916

Segment assets					9,327,239	3,430,570	12,757,809
Segment liabilities					188,470	10,867,813	11,056,283

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

20.Business segment information (continued)

The following table shows the reconciliation of information by business segments:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Profit for the period	66,454	64,184	122,809	115,916

			June 30, 2026	December 31, 2025
Assets:
Assets from reportable segments			14,370,040	12,757,809
Other assets - unallocated			66,805	28,584
Total			14,436,845	12,786,393

Liabilities:
Liabilities from reportable segments			12,638,135	11,056,283
Other liabilities - unallocated			41,391	51,363
Total			12,679,526	11,107,646

21.Related party transactions

The total compensation paid to directors and the executives as representatives of the Bank amounted to:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Expenses:
Compensation costs to directors	938	414	1,718	1,012
Compensation costs to executives	1,477	2,429	7,646	5,989
Compensation costs of Bank´s directors and executives include annual cash retainers and the cost of granted restricted stock and restricted stock units, as detailed in the Stock Incentive Plan.

22.Litigation

As of June 30, 2026, the Bank is involved in a legal proceeding in which a payment of approximately $3.5 million is being claimed. Such proceeding is ongoing and had not been resolved as of the date of these consolidated financial statements. Based on management’s assessment and the opinion of external legal counsel, it is not considered probable that the resolution of this proceeding will result in an outflow of economic resources for the Bank. Accordingly, no provision has been recognized in the consolidated financial statements in respect of this matter.

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

23. Applicable laws and regulations
Liquidity index

Rule No. 2-2018 issued by the Superintendence of Banks of Panama (SBP) establishes that every general license or international license bank must guarantee, with a higher level of confidence, that it is in the position to face its intraday liquidity obligations in a period when liquidity pressure may affect the lending market. For that purpose, the SBP has established a short-term liquidity coverage ratio known as “Liquidity Coverage Ratio or LCR”. This ratio is measured through the quotient of two amounts, the first one corresponds to the high-quality liquid assets and the second one corresponds to the net cash outflows in 30 days.
As of June 30, 2026, and December 31, 2025, the minimum LCR to be reported to the SBP was 100%. The Bank´s LCR as of June 30, 2026 was 140.2% (December 31, 2025: 159.3%).

Rule No. 4-2008 issued by the SBP, establishes that every general license or international license bank must always maintain, a minimum balance of liquid assets equivalent to 30% of the gross total of its deposits in the Republic of Panama or overseas up to 186 days, counted from the reporting date. The formula is based on the following parameters:

Liquid assets	x 100 = X% (Liquidity index)
Liabilities (Deposits received)

The liquidity index reported by the Bank to the regulator as of June 30, 2026 was 51.3% (December 31, 2025: 60.7%).
Capital adequacy
The Banking Law in the Republic of Panama and Rules No. 01-2015, 03-2016 and 05-2023 require that the general license banks maintain a total capital adequacy index. The Bank's capital, in accordance with current banking regulations, is separated into Ordinary Primary Capital: which consists of paid-in capital in shares, excess paid-in capital, declared reserves, retained earnings, minority interest shares and other accumulated comprehensive income items, less regulatory adjustments; and Additional Primary Capital: which consists of instruments issued by the Bank or consolidated subsidiaries that meet the requirements for inclusion, issue premiums, less regulatory adjustments applicable to additional primary capital.
As of June 30, 2026, the capital adequacy index may not be less, at any time, than 9.25% (including the capital conservation buffer of 1.25% required for 2025, according to Agreement No. 05-2023) of total assets and off-balance sheet irrevocable contingency transactions, weighted according to their risks; and ordinary primary capital plus conservation buffer that shall not be less than 5.75% of its assets and off-balance sheet transactions that represent an irrevocable contingency, weighted based on their risks; and a total primary capital plus conservation buffer that shall not be less than 7.25% of its assets and off-balance sheet transactions that represent an irrevocable contingency, weighted based on their risks.

Capital Conservation Calculation

As of July 2024, Agreement No. 05-2023, issued by the Superintendency of Banks of Panama, came into force, which establishes rules on the creation of a capital conservation buffer, whose objectives are:
(i) ensure that banks accumulate reserves that can be used in case of incurring losses,
(ii) that banks do not fail to comply with the established minimum requirements, without considering the conservation buffer, in episodes of deterioration in solvency.

As established in the Agreement, banking entities must establish a capital conservation buffer of 2.5%, (established in a phased manner starting with 0.50% as of July 1, 2024, 0.75% for July 1, 2025 and 1.25% for July 1, 2026) of risk-weighted assets (credit, market and operating), made up of capital ordinary primary and in addition to all the minimum regulatory capital requirements that are established, for which the total minimum regulatory capital will be 8.5% for 2024, 9.25% for 2025 and 10.5% for 2026, (before the modification of the Rule 8%).

The primary objectives of the Bank’s capital management policy are to ensure that the Bank complies with capital requirements imposed by local regulators and maintains strong credit ratings and healthy capital ratios to support its business and to maximize shareholder value.

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

23.Applicable laws and regulations (continued)

The Bank manages its capital structure and adjusts it according to changes in economic conditions and the risk characteristics of its activities. To maintain or adjust the capital structure, the Bank may adjust the amount of dividend payment to shareholders, return capital to shareholders or issue capital securities.

No changes have been made to the objectives, policies and processes from previous periods. However, they are under constant review by the Board.
The information corresponding to the total capital adequacy index is as follows:

	June 30, 2026	December 31, 2025
Ordinary primary capital, net of adjustments	1,365,726	1,322,970
Capital funds	1,739,793	1,675,484
Risk-weighted assets	12,132,408	10,822,730
Ordinary capital index	11.3%	12.2%
Ordinary capital total	12.9%	14.1%
Capital adequacy index	14.3%	15.5%

Leverage ratio

Article No. 17 of the Rule No. 1-2015 establishes the leverage ratio of a regulated entity by means of the quotient between the ordinary primary capital and the total exposure for non-risk-weighted assets inside and outside the consolidated statement of financial position as established by the SBP. For the determination of the exposure of off-balance-sheet transactions, the criteria established for credit and counterparty credit risk positions will be used. The exposure of the derivatives will be the fair value at which they are recorded in the Bank’s assets.
The leverage ratio cannot be lower, at any time, than 3%. The Bank will inform to SBP as often as the compliance with the leverage ratio is determined.
The table below presents the Bank´s leverage ratio in compliance with Article No.17 of Rule No. 1-2015:

	June 30, 2026	December 31, 2025
Ordinary capital	1,365,726	1,322,970
Non-risk-weighted assets	15,149,008	13,402,426
Leverage ratio	9.0%	9.9%
Regulatory reserves
Below is a list of the regulatory reserves that the Bank maintains in accordance with the prudential standards of the SBP:

	June 30, 2026	December 31, 2025
Dynamic asset reserve	176,091	154,538
Regulatory reserve for individual credits	13,878	4,555
Total regulatory reserves	189,969	159,093
Credit risk coverage - dynamic provision
The SBP by means of Rule No. 4-2013, establishes the compulsory constitution of a dynamic provision in addition to the specific credit provision as part of the total provisions for the credit risk coverage.

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

23. Applicable laws and regulations (continued)
The dynamic provision is an equity item associated to the regulatory capital but does not replace or offset the capital adequacy requirements established by the SBP. This allocation is restricted for dividend distribution purposes.
Methodology for the constitution of the regulatory credit reserve

The SBP by means of the General Resolution of Board of Directors SBP-GJD-0003-2013 of July 9, 2013, establishes the accounting methodology for differences that arise between the application of IFRS and the application of prudential regulations issued by the SBP; as well as the additional disclosures required to be included in the notes to the consolidated financial statements.
The parameters established in this methodology are the following:
–The calculations of accounting balances in accordance with IFRS and the prudential standards issued by the SBP will be carried out and the respective figures will be compared.
–When the calculation made in accordance with IFRS results in a higher reserve or provision for the bank compared to the one resulting from the use of the prudential standards issued by the SBP, the Bank will account the IFRS figures.
–When the impact of the use of prudential standards results in a higher reserve or provision for the Bank, the effect of the application of IFRS will be recognized in profit or loss, and the difference between IFRS calculation compared to the prudential standards calculation will be appropriated from retained earnings as a regulatory credit reserve. If the Bank does not have sufficient retained earnings, the difference will be presented as an accumulated deficit account.
–The regulatory credit reserve mentioned in paragraph 3 of this Rule may not be reversed against retained earnings as long as there are differences between IFRS and the prudential standards.
Considering that the Bank presents its consolidated financial statements under IFRS, specifically for its expected credit reserves under IFRS 9, the line "Regulatory credit reserve" established by the SBP has been used to present the difference between the application of the accounting standard used and the prudential regulations of the SBP to comply with the requirements of Rule No. 4-2013.
Capital reserve
In addition to capital reserves required by regulations, the Bank maintains a capital reserve of $95.2 million, which was voluntarily established. Pursuant to Article No. 69 of the Banking Law, reduction of capital reserves requires prior approval of SBP.

Regulatory reserve for individual credits
Rule No. 11-2019, amended by Rule No. 4-2013, indicates that all loans classified as unrecoverable must be written off within a period of no more than one year. For corporate loans with real estate collateral, the bank will write off all loans classified as unrecoverable within a period of no more than two years, from the date on which it was classified in that category. After two years, if the Bank has not made the write-off, it must create a reserve in the equity account, through the appropriation of retained earnings, which will be charged to the value of the loan net of the provisions already established, according to the percentages established in the following table:

Percentage applicable
Period
At the beginning of the third year	50%
At the beginning of the fourth year	50%
In accordance with the provisions of Rule No. 11-2019 and 4-2013, the bank recognized regulatory provisions for individual loans for $13,878 million as of June 30, 2026 (December 31, 2025: $4,555 million).

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

23.Applicable laws and regulations (continued)

Specific provisions
SBP Rule No. 4-2013, modified by Rule No. 8-2014, states that the specific credit provisions are originated from the objective and concrete evidence of impairment. These provisions must be established for credit facilities classified according to the risk categories denominated as: special mention, substandard, doubtful, or unrecoverable, both for individual credit facilities as for a group of such facilities. In the case of a group, it corresponds to circumstances that indicate the existence of deterioration in credit quality, although individual identification is still not possible.

Banks must calculate and maintain at all times the amount of the specific credit provisions determined by the methodology specified in this Rule, which takes into account the balance owed of each credit facility classified in any of the categories subject to provision, mentioned in the paragraph above; the present value of each guarantee available in order to mitigate risk, as established by type of collateral; and a weighting table that applies to the net exposure balance subject to loss of such credit facilities.
Article No. 34 of this Rule establishes that all credits must be classified in the following five (5) categories, according to their default risk and loan conditions, and establishes a minimum reserve for each classification: normal 0%, special mention 20%, substandard 50%, doubtful 80%, and unrecoverable 100%.
If there is an excess in the specific credit provision, calculated in accordance with this Rule, compared to the provision calculated in accordance with IFRS, this excess will be accounted for as a regulatory credit reserve in equity and will increase or decrease with appropriations from/to retained earnings. The balance of the regulatory credit reserve will not be considered as capital funds for calculating certain ratios or prudential indicators mentioned in the Rule.
Based on the classification of risks, collateral and in compliance with SBP Rule No. 4-2013, the Bank classified the loan portfolio as follows:

	June 30, 2026
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Corporations	6,936,501	40,106	45,009	20,000	10,107	7,051,723
Financial institutions:
Private	2,475,303	—	—	—	—	2,475,303
State-owned	268,595	—	—	—	—	268,595
	2,743,898	—	—	—	—	2,743,898
Sovereign	401,361	—	—	—	—	401,361
Total	10,081,760	40,106	45,009	20,000	10,107	10,196,982

Loans at FVOCI
Corporations	196,125	—	—	—	—	196,125
Financial institutions:
Private	68,622	—	—	—	—	68,622
Total	264,747	—	—	—	—	264,747
Total loans	10,346,507	40,106	45,009	20,000	10,107	10,461,729

Specific Provision	—	8,021	22,505	16,000	5,687	52,213

Allowance for loan
losses under IFRS (*):	36,159	8,588	13,597	14,880	7,256	80,480

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

23.Applicable laws and regulations (continued)

	December 31, 2025
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Corporations	6,195,013	101,333	—	26,933	11,775	6,335,054
Financial institutions:
Private	2,401,466	—	—	—	—	2,401,466
State-owned	250,036	—	—	—	—	250,036
	2,651,502	—	—	—	—	2,651,502
Sovereign	118,169	—	—	—	—	118,169
Total	8,964,684	101,333	—	26,933	11,775	9,104,725

Loans at FVOCI
Corporations	52,261	—	—	—	—	52,261
Financial institutions:
Private	19,363	—	—	—	—	19,363
State-owned	4,952	—	—	—	—	4,952
	24,315	—	—	—	—	24,315
Total	76,576	—	—	—	—	76,576

Total loans	9,041,260	101,333	—	26,933	11,775	9,181,301

Specific Provision	—	20,267	—	21,546	7,220	49,033

Allowance for loan
losses under IFRS (*):	34,406	30,891	—	20,126	8,853	94,276

As of June 30, 2026 the restructured loans are $39.2 millions, (December 31, 2025: the restructured loans are for $51.2 million).
Rule No.4-2013 defines as Past Due any credit facility for which payment of contractually agreed amounts present more than thirty (30) days in arrears, up to ninety (90) days; and as Delinquent, any credit facility for which payment of contractually agreed amounts present more than ninety (90) days in arrears, except for single-payment transactions and overdrafts, which will be considered Delinquent when payment exceeds thirty (30) days in arrears from the contractual payment date.

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

23.Applicable laws and regulations (continued)
Below is the classification of the loan portfolio by maturity profile based on Rule No. 4-2013 and modified by Rule No. 8-2014:

	June 30, 2026
	Current	Past due	Delinquent	Total
Loans at amortized cost
Corporations	7,000,195	11,421	30,107	7,041,723
Financial institutions:
Private	2,485,303	—	—	2,485,303
State-owned	268,595	—	—	268,595
	2,753,898	—	—	2,753,898
Sovereign	401,361	—	—	401,361
Total	10,155,454	11,421	30,107	10,196,982

Loans at FVOCI
Corporations	196,125	—	—	196,125
Financial institutions:
Private	68,622	—	—	68,622
Total	264,747	—	—	264,747

Total loans	10,420,201	—	30,107	10,461,729

	December 31, 2025
	Current	Past due	Delinquent	Total
Loans at amortized cost
Corporations	6,298,014	20,000	17,040	6,335,054
Financial institutions:
Private	2,401,466	—	—	2,401,466
State-owned	250,036	—	—	250,036
	2,651,502	—	—	2,651,502
Sovereign	118,169	—	—	118,169
Total	9,067,685	20,000	17,040	9,104,725

Loans at FVOCI
Corporations	52,261	—	—	52,261
Financial institutions:
Private	19,363	—	—	19,363
State-owned	4,952	—	—	4,952
Total	76,576	—	—	76,576

Total loans	9,144,261	20,000	17,040	9,181,301

Bladex, Inc. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

23.Applicable laws and regulations (continued)
In accordance with Rule No. 4-2013, as amended by Rule No. 8-2014, non-accruing loans are presented by category as follows:

	June 30, 2026
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Impaired loans	—	—	45,009	20,000	10,107	75,116
Total	—	—	45,009	20,000	10,107	75,116

	December 31, 2025
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Impaired loans	—	—	—	26,933	11,775	38,708
Total	—	—	—	26,933	11,775	38,708

	June 30, 2026	December 31, 2025
Non-accruing loans:
Private corporations	75,116	38,708

Unrecognized interest on non-accrual loans	3,658	1,302
As of June 30, 2026, and December 31, 2025, there was no interest income collected on loans in non-accrual status.

24.Subsequent events
Dividends declared
At a meeting of the Board of Directors held on July 21, 2026, the Board approved the declaration of a quarterly cash dividend of US$0.6875 per common share, relating to the second quarter of 2026. The dividend will be paid on August 25, 2026 to holders of the Bank’s common shares of record as of August 07, 2026. At the same meeting, the payment of the second coupon on the Bank's Additional Tier 1 (AT1) capital instruments was also approved, which will be paid on September 18, 2026